As filed with the Securities and Exchange Commission on October 1, 2009.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-7
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PRIMARY ENERGY RECYCLING CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia, Canada	4931	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
925 West Georgia Street
Cathedral Place
Suite 1600
Vancouver, British Columbia V6C 3L2
Canada
(630) 371-0639
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
V. Michael Alverson
2000 York Road
Suite 129
Oak Brook, Illinois 60523
(630) 371-0639
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Andrew J. Beck, Esq.
Daniel P. Raglan, Esq.
Torys LLP
237 Park Avenue
New York, New York 10017
(212) 880-6000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐
CALCULATION OF REGISTRATION FEE

		Proposed
	Amount to	Maximum	Proposed Maximum	Amount of
Title of Each Class of	be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee (1)
Subscription Receipts	96,153,855	U.S. $0.52	U.S. $50,000,005	U.S. $2,790
Common Shares (2)
Total	96,153,855	U.S. $0.52	U.S. $50,000,005	U.S. $2,790

(1)	Calculation of Fee is in accordance with General Instruction II.F of Form F-7.

(2)	Common Shares issuable in exchange for the Subscription Receipts.
If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ITEM 1. HOME JURISDICTION DOCUMENT.
     Rights Offering Prospectus.
ITEM 2. INFORMATION LEGENDS.
     See the outside front cover page of the Rights Offering Prospectus.
ITEM 3. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.
     Not applicable.
ITEM 4. LIST OF DOCUMENTS FILED WITH THE COMMISSION.
     The documents filed with the U.S. Securities and Exchange Commission as part of the Registration Statement are listed in the Rights Offering Prospectus under the caption “Documents Filed as Part of the Registration Statement.”

I-1

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Primary Energy Recycling Corporation at 2000 York Road, Suite 129, Oak Brook, Illinois, 60523, USA, Telephone 630-371-0639, and are also available electronically at www.sedar.com.
Short Form Prospectus

Rights Offering	October 1, 2009
PRIMARY ENERGY RECYCLING CORPORATION

US$50,000,005
Rights to Subscribe for 96,153,855 Subscription Receipts
each Subscription Receipt representing the right to receive one Common Share at a Price of US$0.52 per Subscription Receipt
     Primary Energy Recycling Corporation (“PERC” or the “Company”) is issuing to holders (“Shareholders”) of its outstanding common shares (“Common Shares”) as at the close of business (Toronto time) on October 13, 2009 (the “Record Date”) rights (“Rights”) to subscribe for subscription receipts (“Subscription Receipts” and the “Rights Offering”, respectively). A Shareholder is entitled to receive one Right for each Common Share held. Except as described below, only a Shareholder (an “Eligible Holder”) at the close of business on the Record Date with an address of record in Canada or the United States is entitled to receive Rights. For every Right held, the holder thereof (other than a holder that is an Ineligible U.S. Holder (as defined herein)) will be entitled to subscribe for 2.532717 Subscription Receipts (the “Basic Subscription Right”) at a price of US$0.52 per Subscription Receipt (the “Subscription Price”) at or before 4:00 p.m. (Toronto time) (the “Expiry Time”) on November 11, 2009 (the “Expiry Date”). Each Subscription Receipt will be automatically exchanged for one Common Share without payment of additional consideration (other than the receiptholder’s pro rata entitlement to interest earned on the Escrowed Funds (as defined herein)) at 5:00 p.m. (Toronto time) on the Closing Date (as defined herein). No fractional Subscription Receipts will be issued. Where the exercise of the Rights would appear to entitle a holder of Rights to fractional Subscription Receipts, the holder’s entitlement will be reduced to the next lowest whole number of Subscription Receipts. Holders of Rights who exercise their Rights in full are entitled to subscribe for additional Subscription Receipts (the “Additional Subscription Receipts”), if any, offered under the Rights Offering and not otherwise subscribed for by the Expiry Time on the Expiry Date (the “Additional Subscription Privilege”). See “Details of the Rights Offering — Additional Subscription Privilege”.
     Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value. A Shareholder’s percentage interest in PERC will be substantially diluted upon the exchange of Subscription Receipts into Common Shares unless such Shareholder exercises its Rights. See “Details of the Rights Offering — Dilution to Existing Shareholders”.
     Rights are transferable (subject to certain restrictions for holders in the United States) and divisible. The Rights will be listed and posted for trading on the Toronto Stock Exchange (the “TSX”) at the opening two business days before the Record Date and will remain posted until noon (Toronto time) on the Expiry Date. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts. Listing is subject to PERC fulfilling all of the listing requirements of the TSX, including, with respect to the listing of the Subscription Receipts, receipt of evidence of satisfactory distribution of the Subscription Receipts. This short form prospectus (the “Prospectus”) qualifies the distribution of the Rights and the Subscription Receipts (issuable upon the exercise of the Rights and pursuant to the Standby Commitment (as defined herein)) (together, the “Offered Securities”).

Subscription Price: US$0.52 per Subscription Receipt

	Subscription	Proceeds to
	Price	PERC(1)
Per Subscription Receipt	US$0.52	US$0.52
Total	US$50,000,005	US$50,000,005

(1)	Before deducting expenses relating to the Rights Offering, estimated at US$750,000, which are payable by PERC and the Standby Fee (defined herein) of US$2,000,000. See “Details of the Rights Offering — Standby Commitment”.
     PERC’s registered office is located at Suite 1600, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and PERC’s head office is located at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada, M5K 1N2. The registered and head office addresses of PERC are those of its external legal counsel and PERC has no employees or assets in Canada.
     There is currently no market through which the Rights or the Subscription Receipts may be sold and purchasers may not be able to resell Rights or Subscription Receipts issued under this Prospectus. This may affect the pricing of the Rights and the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Rights and the Subscription Receipts and the extent of issuer regulation. See “Risk Factors”. The Common Shares are listed on the TSX under the symbol “PRI”. The closing price for the Common Shares on the TSX on September 30, 2009 was Cdn$1.00 per Common Share (US$0.93, based on the noon rate as quoted by the Bank of Canada (the “Noon Buying Rate”) on September 30, 2009). The Subscription Price has been established by negotiation among PERC and the Standby Purchasers (as defined herein).
     The gross amount from the issuance of the Subscription Receipts (the “Escrowed Funds”) will be paid into trust pursuant to the terms of the Subscription Receipt Agreement (as defined herein) and held in trust by Computershare Trust Company of Canada as trustee (the “Trustee”) and invested in short-term direct obligations of the United States of America or obligations the principal and interest of which are unconditionally guaranteed by the United States of America or held in a segregated interest-bearing U.S. dollar trust account with a recognized well-capitalized bank as determined by the Trustee. The holders of Subscription Receipts will be beneficiaries of a trust in respect of the Escrowed Funds and any interest earned thereon on the terms set forth in the Subscription Receipt Agreement, and PERC will have no proprietary interest in such Escrowed Funds and any interest earned thereon unless and until the Release Condition (as defined below) is satisfied and PERC and the Standby Purchasers (as defined below) have delivered a certificate (the “Release Certificate”) to the Trustee confirming the satisfaction of the Release Condition. Provided that the Release Condition has been met on or before the Return Date (as defined below), and the Release Certificate has been delivered to the Trustee, the Escrowed Funds, together with interest earned thereon, less applicable withholding taxes, if any, will be released to PERC as soon as practicable following satisfaction of the Release Condition and delivery of the Release Certificate (the date on which such funds are released being the “Closing Date”). The “Release Condition” will be satisfied once PERC obtains debt financing in an amount and on terms and conditions acceptable to PERC and the Standby Purchasers, acting reasonably, which debt financing, together with the net proceeds of the Rights Offering will be used to refinance the credit facility between, among others, a syndicate of financial institutions and Primary Energy Operations LLC dated August 24, 2005, as amended on June 13, 2007, November 30, 2007, April 7, 2009 and August 24, 2009 (the “Term Loan”). On the Closing Date, the Subscription Receipts will be exchanged for Common Shares without payment of additional consideration (other than receiptholders’ pro rata entitlement to interest earned on the Escrowed Funds) and without any further action on the part of the holders of Subscription Receipts. If the Release Condition is not satisfied or the Release Certificate is not delivered on or before the Return Date (as defined below), the Trustee will return to holders of Subscription Receipts following the Return Date, an amount equal to the Subscription Price for each Subscription Receipt held and their pro rata entitlement to interest earned on such amount less applicable withholding taxes, if any. The “Return Date” means, if the Release Condition has not previously been satisfied and the Release Certificate has not previously been delivered, the earliest of: (i) 5:00 p.m. (Toronto time) on February 23, 2010 (the “Release Deadline”), (ii) the date upon which the Company contemporaneously delivers a notice to the Trustee and the Standby Purchasers following the occurrence of any of the following: (a) in the reasonable opinion of the Company, the Company will be unable to satisfy the Release Condition on or before the Release Deadline; (b) the Company has voluntarily commenced bankruptcy or insolvency proceedings; or (c) an involuntary bankruptcy or insolvency proceeding or petition has been commenced against the Company and (A) substantially all of the relief sought in such proceeding or petition is granted and remains undismissed for a twenty day period or (B) such proceeding or petition has continued unstayed or undismissed for such twenty day period, and (iii) the date on which the Standby Purchasers contemporaneously deliver a notice to the Trustee and the Company following the occurrence of an event described in clause (ii)(b) or (c) above in respect of any such event, provided, for greater certainty, that the Company has not previously provided such notice to the Trustee. See “Details of the Rights Offering — Subscription Receipts”.
     PERC entered into a standby purchase agreement with West Face Long Term Opportunities Limited Partnership (“West Face LP”), West Face Long Term Opportunities (USA) Limited Partnership (“West Face USA LP”) and West Face Long Term Opportunities Master Fund L.P. (“West Face Master LP” and collectively with West Face LP and West Face USA LP, the “West Face Entities”) and SOF Investments, L.P. (“SOF” and collectively with the West Face Entities, the “Standby Purchasers”) dated as of September 23, 2009 (the “Standby Agreement”). Pursuant to the Standby Agreement, the Standby Purchasers have severally (and not jointly and severally) agreed, subject to certain terms and conditions, to purchase at the Subscription Price, the Subscription Receipts offered and not otherwise purchased pursuant to the Rights Offering (the “Standby Commitment”). The Standby Purchasers will be entitled to an aggregate standby commitment fee (the “Standby Fee”) equal to 4% of the aggregate Subscription Price of the Subscription Receipts issuable pursuant to the Rights Offering (or US$2,000,000) in consideration for the Standby Commitment. The Standby Fee is payable by the Company on the Closing Date. However, if the Company presents the Standby Purchasers with proposed debt financing, which would be used to refinance the Term Loan, on terms and conditions acceptable to the Company that are not acceptable to the Standby Purchasers, acting reasonably, and the Release Condition is not satisfied, the Standby Purchasers will not be entitled to receive the Standby Fee. SOF currently beneficially owns or exercises control and direction over approximately 13.3% of the outstanding Common Shares. The West Face Entities, collectively, currently beneficially own or exercise control and direction over approximately 6.8% of the outstanding Common Shares (1.1% held by West Face LP, 2.7% held by West Face USA LP and 3.0% held by West Face Master LP). If no other Shareholders exercise Rights and the Standby Purchasers acquire all of the Subscription Receipts issuable pursuant to the Rights Offering, following the completion of the Rights Offering and the exchange of the Subscription Receipts for Common Shares, SOF will beneficially own or exercise control and direction over approximately 39.6% of the outstanding Common Shares and the West Face Entities, collectively, will beneficially own or exercise control and direction over approximately 37.8% of the outstanding Common Shares (5.3% by West Face LP, 12.6% by West Face USA LP and 19.8% by West Face Master LP). See “Details of the Rights Offering — Standby Commitment”.
     All of the Common Shares are held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). A holder of Rights may subscribe for Subscription Receipts by instructing the CDS Participant holding its Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Subscription Receipt subscribed for to such CDS Participant in accordance with the terms of the Rights Offering. A holder of Rights wishing to subscribe for Additional Subscription Receipts pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the holder’s Rights sufficiently in advance of the Expiry Date, along with payment for the number of Additional Subscription Receipts requested. Any excess funds will be returned by mail or credited to the holder’s account with its CDS Participant without interest or deduction. Subscriptions for Subscription Receipts made through a CDS Participant will be irrevocable and holders will be unable to withdraw their subscriptions once submitted. Beneficial owners of Rights that wish to subscribe for Subscription Receipts pursuant to the Basic Subscription Right or the Additional Subscription Privilege must provide the CDS Participant holding their Rights with instructions and payment sufficiently in advance of the Expiry Date to permit the proper exercise of their Rights. CDS Participants will have an earlier deadline for receipt of instructions and payment than the Expiry Date. Shareholders should contact their particular CDS Participant for complete details on how to exercise both the Basic Subscription Right and the Additional Subscription Privilege. See “Details of the Rights Offering”.
     This Prospectus qualifies the Offered Securities for distribution under applicable Canadian securities laws in each of the provinces and territories of Canada. This Prospectus also covers the offer and sale of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts within the United States under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). All the provinces and territories of Canada and the United States are collectively referred to in this Prospectus as “Eligible Jurisdictions”. However, notwithstanding registration under the U.S. Securities Act, in the states of California, Ohio, and Utah, Rights may only be exercised by institutions (“Eligible U.S. Institutions”) to which solicitations may be addressed without registration under the relevant state securities or blue sky laws. Shareholders in the states of California, Ohio, and Utah that wish to determine if they are Eligible U.S. Institutions should contact PERC, attention V. Michael Alverson, telephone 630-371-0639 or Computershare Investor Services Inc. at 1-800-564-6253. Shareholders at the close of business on the Record Date with an address of record in the states of California, Ohio, and Utah that are not Eligible U.S. Institutions (“Ineligible U.S. Holders”) will not be permitted to exercise their Rights but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act. There are no restrictions on the exercise of Rights by Shareholders in other states.

     The Offered Securities are not qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions (each other jurisdiction, an “Ineligible Jurisdiction”) and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an “Ineligible Holder”). CDS Participants may not issue Rights to Shareholders with addresses of record in any Ineligible Jurisdiction. Instead, CDS Participants for Ineligible Holders must advise such Ineligible Holders that their Rights will be held by their CDS Participant, as agent for the benefit of such Ineligible Holders. See “Details of the Rights Offering — Ineligible Holders”.
     This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Consolidated financial statements incorporated by reference in this Prospectus have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
     The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some of our directors are residents of a country other than the United States, that some or all of the experts named in the Prospectus may be residents of Canada, and that those persons may be located outside of the United States.
     THE OFFERED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     Prospective investors should be aware that the acquisition or disposition of the securities described in this Prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular prospective investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.
     There is no managing or soliciting dealer for the Rights Offering, and the Company will not pay a fee of any kind for the solicitation of the exercise of Rights. No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus. In particular, the Standby Purchasers have not been engaged as underwriters in connection with the Rights Offering and have not been involved in the preparation of, or performed any review of, this Prospectus in the capacity of underwriters.
     Certain legal matters in connection with the Rights Offering will be passed upon on our behalf by Torys LLP, Toronto, Ontario and New York, New York.
     Investments in Subscription Receipts and Common Shares are subject to a number of risks. The risk factors outlined or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in Subscription Receipts and Common Shares. See “Risk Factors”.

TABLE OF CONTENTS

MEANING OF CERTAIN REFERENCES	5
COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE	5
FORWARD-LOOKING STATEMENTS	5
CURRENCY AND EXCHANGE RATE INFORMATION	7
DOCUMENTS INCORPORATED BY REFERENCE	7
SUMMARY	9
THE COMPANY	15
USE OF PROCEEDS	16
DETAILS OF THE RIGHTS OFFERING	17
PRE-EMPTIVE RIGHTS OF EPCOR	26
CONSOLIDATED CAPITALIZATION	26
PRIOR SALES	27
PRICE RANGE AND TRADING VOLUME	27
PRINCIPAL HOLDERS OF SECURITIES	28
PLAN OF DISTRIBUTION	28
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	29
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	33
RISK FACTORS	37
LEGAL MATTERS	40
AUDITORS, REGISTRAR AND TRANSFER AGENT AND TRUSTEE	40
PURCHASERS’ STATUTORY RIGHTS	40
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	41
AUDITORS’ CONSENT	42
CERTIFICATE OF THE COMPANY	43
MEANING OF CERTAIN REFERENCES
     In this short form prospectus (the “Prospectus”), unless the context otherwise requires, references to “PERC” and the “Company” refer to Primary Energy Recycling Corporation and references to “we”, “our” and “us” refer to, collectively, Primary Energy Recycling Corporation, Primary Energy Recycling Holdings LLC and all of their subsidiaries.
COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE
     In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern, such as those described in Note 2 to PERC’s consolidated financial statements. Our report to PERC’s board of directors and shareholders dated March 17, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.
PricewaterhouseCoopers LLP (signed)
March 17, 2009
Chicago, Illinois, USA
FORWARD-LOOKING STATEMENTS
     This Prospectus, including the documents incorporated herein by reference, contains forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and the United States Securities Act of 1933 and Securities Exchange Act of 1934, each as amended. Those statements appear in a number of places in this Prospectus and in the documents incorporated herein by reference and include statements and information which reflect the current expectations of management regarding the successful completion and effects of the Rights Offering and refinancing of the Term Loan (as defined herein), future growth, results of operations, performance and business prospects and opportunities of the Company. Such forward-

looking statements and information may be indicated by words such as “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast”, “intend”, “plan”, “should” and similar expressions. Such forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this Prospectus are based upon what are believed to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. Some of the risks, uncertainties and other factors include, but are not limited to:
•	The Release Condition (as defined herein) may not be satisfied prior to the Return Date (as defined herein), in which case the Subscription Receipts (as defined herein) will be cancelled and holders thereof will receive an amount equal to the price paid for their Subscription Receipts plus their pro rata entitlement to interest earned on such amount;

•	If a shareholder does not subscribe for Subscription Receipts, such shareholder’s percentage ownership of PERC will be diluted;

•	The absence of a prior market for the Rights (as defined herein) and the Subscription Receipts;

•	The Rights Offering (as defined herein) may result in a change of control of PERC;

•	It is possible that the Company will experience an “ownership change” within the meaning of United States federal income tax laws in connection with or after the Rights Offering, which may limit the Company’s ability to use its pre-ownership change losses for periods following such ownership change;

•	The Company has amended and restated its Term Loan, which is now due on February 24, 2010. We may be unable to refinance our Term Loan and, if this happens, we may be unable to continue as a going concern;

•	If we are able to refinance our Term Loan, the Company’s new financing arrangements could adversely impact our business;

•	It is possible that the Company will lose its “foreign private issuer” status within the meaning of United States securities laws as a result of the Rights Offering and the Standby Commitment, which may limit its access to the capital markets in the future;

•	If we are unable to refinance our Term Loan, we may be required to pursue other alternatives that could have a negative effect on the Company and its stakeholders, including the sale of core assets or non-consensual proceedings under creditor protection legislation;

•	Dependence on the Company’s external manager for back office and operational support and for internal controls over financial reporting;

•	The Company’s reliance on only two underlying steel industry customers for its revenues;

•	The risk that revenue may be reduced upon expiration or termination of agreements with the Company’s customers;

•	The risk that the Company’s projects may not operate as planned due to a failure to generate maximum electricity or thermal energy, equipment failures and other issues;

•	The dependence of the Company’s projects on their electricity and thermal energy customers performing their obligations and maintaining operations;

•	Natural and inherent risks associated with operations;

•	Variations in cash flow;

•	The Company’s limited control over the Harbor Coal project;

•	Possible changes in the economic and political environment;

•	The impact of environmental, carbon emission and other regulations;

•	The impact of energy laws and regulations;

•	Labor disruptions;

•	The risk of future legal proceedings;

•	The risks associated with insurance not being sufficient to cover all losses; and

•	Changes in costs and technology.
     Any forward-looking statements made by us or on our behalf are subject to these risk factors and the other risk factors described (or incorporated by reference) in this Prospectus. These risks should be considered carefully, and readers are cautioned not to place undue reliance on our forward-looking statements. These factors and the other risk factors described (or incorporated by reference) in this Prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also harm our future results. Such forward-looking statements are made as of the date of this Prospectus and, except as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances. For a further discussion of risks, see “Risk Factors.”
CURRENCY AND EXCHANGE RATE INFORMATION
     In this Prospectus, references to “Cdn$” and “Canadian dollars” are to the lawful currency of Canada and references to “$”, “US$” and “U.S. dollars” are to the lawful currency of the United States. All dollar amounts herein are in U.S. dollars, unless otherwise stated.
     The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar, expressed in Canadian dollars, the average of such exchange rates during such period and the exchange rate at the end of such period, based on the noon rate as quoted by the Bank of Canada (the “Noon Buying Rate”). On September 30, 2009 the Noon Buying Rate was US$1.00 = Cdn$1.07.

	Six Months Ended	Twelve Months Ended
	June 30, 2009	December 31, 2008
	Cdn$	Cdn$
High	1.26	1.30
Low	1.08	0.97
Average(1)	1.17	1.07
Period End	1.16	1.22

(1)	The average exchange rate is the average of the Noon Buying Rates from all the business days during the period.
DOCUMENTS INCORPORATED BY REFERENCE
     The following documents, which we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference and form an integral part of this Prospectus:
     (a) our annual information form for the year ended December 31, 2008, dated March 30, 2009 (the “AIF”);
     (b) our audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2008 and 2007, together with management’s discussion and analysis for such audited consolidated financial statements;
     (c) our unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 with comparatives and the notes thereto, together with management’s discussion and analysis for such interim consolidated financial statements;
     (d) our management proxy circular dated April 6, 2009 prepared in connection with the annual meeting of Shareholders held on May 8, 2009;

     (e) our management proxy circular dated June 29, 2009 prepared in connection with the special meeting of securityholders of the Company held on August 10, 2009 (originally scheduled to be held on July 30, 2009) (the “Special Meeting Circular”);
     (f) our material change report dated June 29, 2009 with respect to the proposed recapitalization of the Company; and
     (g) our material change report dated August 28, 2009 with respect to the amendment and extension of our US$131 million term loan and the concurrent completion of the previously announced recapitalization of the Company.
     Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with a securities commission or any similar authority in Canada after the date of this Prospectus and prior to the termination of the Rights Offering hereunder shall be deemed to be incorporated by reference in this Prospectus.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Prospectus.
     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of PERC at 2000 York Road, Suite 129, Oak Brook, Illinois, 60523, USA, Telephone 630-371-0639. These documents are also available on the SEDAR website, which can be accessed online at www.sedar.com under our name, “Primary Energy Recycling Corporation”.

SUMMARY
     The following is a summary of the principal features of the Rights Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this Prospectus. Certain terms used in this summary and in this Prospectus are defined elsewhere in this Prospectus.

Issuer:	Primary Energy Recycling Corporation

The Offering:	Rights to subscribe for up to 96,153,855 Subscription Receipts. Each Shareholder on the Record Date will receive one Right for each Common Share held. Each Right entitles the holder thereof to subscribe for 2.532717 Subscription Receipts.

Record Date:	October 13, 2009 (at the close of business (Toronto time)).

Expiry Date:	November 11, 2009.

Expiry Time:	4:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised at or before the Expiry Time on the Expiry Date will be void and have no value.

Subscription Price:	The Subscription Price per Subscription Receipt will be US$0.52. The Subscription Price has been established by negotiation among PERC and the Standby Purchasers.

The Subscription Price is payable in United States funds by certified cheque, bank draft or money order drawn to the order of a CDS Participant by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. All payments must be forwarded to the appropriate office of the CDS Participant. The entire Subscription Price for Subscription Receipts subscribed for must be paid at the time of subscription, including for Subscription Receipts subscribed for under the Additional Subscription Privilege, and instructions and payment must be received by the CDS Participant sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on the holder’s behalf.

Basic Subscription Right:	Each Right entitles the holder thereof to subscribe for 2.532717 Subscription Receipts upon payment of the Subscription Price. No fractional Subscription Receipts will be issued. See “Details of the Rights Offering — Issue of Rights and Record Date”.

Additional Subscription Privilege:	Holders of Rights who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe pro rata for Subscription Receipts, if any, not otherwise purchased pursuant to the Basic Subscription Right. See “Details of the Rights Offering — Additional Subscription Privilege”.

By exercising Rights under either the Basic Subscription Right or the Additional Subscription Privilege, the beneficial holder of the Rights and the CDS Participant through which such beneficial holder exercises its Rights will be deemed to represent to the Company that the beneficial holder is not located in an Ineligible Jurisdiction and is not an Ineligible U.S. Holder, that such holder is not the agent of any such person and is not purchasing the Subscription Receipts for resale to any such person unless the beneficial holder or such person, as applicable, meets the conditions and satisfies the procedures described under “Details of the Rights Offering — Ineligible Holders”.

Net Proceeds:	US$47,250,005, after deducting expenses relating to the Rights Offering estimated at approximately US$750,000 and the Standby Fee of US$2,000,000, payable in accordance with the terms and conditions of the Standby Agreement.

Reason for Rights Offering:	As disclosed in the Company’s recent public filings, the Company has been actively working with its financial and legal advisors to secure refinancing of the credit facility between, among others, a syndicate of financial institutions and Primary Energy Operations LLC dated August 24, 2005, as amended on June 13, 2007, November 30, 2007, April 7, 2009 and August 24, 2009 (the “Term Loan”). In connection with securing such refinancing, on June 19, 2009, the Company announced a proposed recapitalization transaction (the “Recapitalization”) which was aimed at reducing the Company’s overall debt and associated interest costs to address the Company’s refinancing needs and create a capital structure that management believed would be attractive to potential lenders and investors. The Recapitalization, which was completed on August 24, 2009, resulted in the conversion of all of the Company’s outstanding 11.75% subordinated notes (the “Subordinated Notes”) into newly issued Common Shares, immediately followed by a consolidation of all of the Common Shares. As a result of the Recapitalization, each enhanced income security (“EIS”) of the Company was replaced with one Common Share. The Common Shares commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PRI” on August 26, 2009 and, at the same time, the Company’s EISs were delisted from the TSX.

Concurrent with, and as a condition to, the completion of the Recapitalization, on August 24, 2009, the Company entered into an agreement with its lenders to amend and extend the Term Loan for six months (the “Amendment”). The Amendment extended the scheduled maturity date of the Term Loan from August 24, 2009 to February 24, 2010. A copy of the Amendment has been filed and is available for review on SEDAR at www.sedar.com. At the same time, the Company announced it had entered into a term sheet with certain significant securityholders of the Company to provide a standby commitment of US$50 million for a rights offering by the Company.

The Company is currently working diligently towards obtaining debt financing commitments in an amount which, together with the net proceeds of the Rights Offering, would be used to refinance the amended Term Loan. Although the extended maturity date of the Term Loan is February 24, 2010, the Company is actively working to close the new debt financing and refinance the Term Loan by year end; however, there can be no assurance that the Company will be able to secure such commitments. See “The Company — Recent Developments”.

Use of Proceeds:	Provided that the Release Condition is satisfied and the Release Certificate is delivered, we intend to use the net proceeds from the Rights Offering to purchase additional common membership interests of Primary Energy Recycling Holdings LLC, which in turn would use the proceeds to subscribe for additional common membership interests of Primary Energy Operations LLC. Primary Energy Operations LLC, the borrower under the Term Loan, would then use those proceeds to repay a portion of the Term Loan. See “Use of Proceeds”.

Description of Subscription Receipts:	Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration (other than the receiptholder’s pro rata entitlement to interest earned on the Escrowed Funds) and without further action by such holder, one Common Share following satisfaction of the Release Condition and the delivery of the Release Certificate. The Release Condition will be satisfied once PERC obtains debt financing in an amount and on terms and conditions acceptable to PERC and the Standby Purchasers, acting reasonably, which debt financing, together with the net proceeds of the Rights Offering will be used to refinance the Term Loan.

The gross amount from the Rights Offering will be paid into trust pursuant to the terms of the Subscription Receipt Agreement and held in trust by the Trustee and invested in short-term direct obligations of the United States of America or obligations the principal and interest of which are unconditionally guaranteed by the United States of America or held in a segregated interest-bearing U.S. dollar trust account with a recognized well-capitalized bank as determined by the Trustee. The holders of Subscription Receipts will be beneficiaries of a trust in respect of the Escrowed Funds and any interest earned thereon on the terms set forth in the Subscription Receipt Agreement, and PERC will have no proprietary interest in such Escrowed Funds and any interest earned thereon unless and until the Release Condition is satisfied and the Release Certificate is delivered to the Trustee. If the Release Condition is not satisfied or the Release Certificate is not delivered to the Trustee on or before the Return Date, the Trustee will return to holders of Subscription Receipts following the Return Date, an amount equal to the Subscription Price for each Subscription Receipt held and their pro rata entitlement to interest earned on such amount less applicable withholding taxes, if any. The “Return Date” means, if the Release Condition has not previously been satisfied and the Release Certificate has not previously been delivered, the earliest of: (i) the Release Deadline, (ii) the date upon which the Company contemporaneously delivers a notice to the Trustee and the Standby Purchasers following the occurrence of any of the following: (a) in the reasonable opinion of the Company, the Company will be unable to satisfy the Release Condition on or before the Release Deadline; (b) the Company has voluntarily commenced bankruptcy or insolvency proceedings; or (c) an involuntary bankruptcy or insolvency proceeding or petition has been commenced against the Company and (A) substantially all of the relief sought in such proceeding or petition is granted and remains undismissed for a twenty day period or (B) such proceeding or petition has continued unstayed or undismissed for such twenty day period, and (iii) the date on which the Standby Purchasers contemporaneously deliver a notice to the Trustee and the Company following the occurrence of an event described in clause (ii)(b) or (c) above in respect of any such event, provided, for greater certainty, that the Company has not previously provided such notice to the Trustee. See “Details of the Rights Offering — Subscription Receipts”.

Exercise of Rights:	All of the Common Shares are held through CDS Participants in the book-based system administered by CDS. A holder of Rights may subscribe for Subscription Receipts by instructing its CDS Participant to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Subscription Receipt subscribed for to such CDS Participant in accordance with the terms of the Rights Offering. A holder of Rights wishing to subscribe for Additional Subscription Receipts pursuant to the Additional Subscription Privilege must forward the request to its CDS Participant sufficiently in advance of the Expiry Date, along with payment for the number of Additional Subscription Receipts requested. Any excess funds will be returned by mail or credited to the holder’s account with its CDS

Participant without interest or deduction. Shareholders should contact their particular CDS Participant for complete details on how to exercise both the Basic Subscription Right and the Additional Subscription Privilege. See “Details of the Rights Offering”.

Shareholders in Ineligible Jurisdictions:	Subscriptions under the Basic Subscription Right and the Additional Subscription Privilege will only be accepted from holders of Rights resident in an Eligible Jurisdiction that are not Ineligible U.S. Holders. CDS Participants may not issue Rights to Shareholders with addresses of record in any Ineligible Jurisdiction. Instead, CDS Participants for Ineligible Holders must advise such Ineligible Holders that their Rights will be held on their behalf by their CDS Participant who will, prior to the Expiry Date, attempt to sell such Rights (other than those held for Accredited Holders (as defined herein) that have directed their CDS Participant to exercise their Rights as set forth below) on a best efforts basis on the open market. The net proceeds, if any, of such sale will be forwarded to such Ineligible Holders as described under “Details of the Rights Offering — Ineligible Holders”.

Notwithstanding the preceding paragraph, Ineligible Holders who have demonstrated to PERC that the exercise of the Rights and issuance of the Subscription Receipts upon the exercise of the Rights is not prohibited by local securities laws and does not require PERC to file any documents, make any application, or pay any amount in their jurisdiction of residence (collectively, the “Accredited Holders”) on or before the tenth day prior to the Expiry Date will be entitled to direct their CDS Participant to exercise their Rights on their behalf. Such Accredited Holders will be required to submit payment in full of the Subscription Price for each Subscription Receipt subscribed for sufficiently in advance of the Expiry Date. See “Details of the Rights Offering — Ineligible Holders”.

Standby Commitment:	Under the Standby Agreement, the Standby Purchasers have severally (and not jointly and severally) agreed, subject to certain terms and conditions, to purchase at the Subscription Price, the Subscription Receipts offered and not otherwise purchased pursuant to the Rights Offering. The Standby Purchasers will be entitled to an aggregate Standby Fee equal to 4% of the aggregate Subscription Price of the Subscription Receipts issuable pursuant to the Rights Offering (or US$2,000,000) in consideration for the Standby Commitment. The Standby Fee is payable by the Company on the Closing Date. However, if the Company presents the Standby Purchasers with proposed debt financing, which would be used to refinance the Term Loan,on terms and conditions acceptable to the Company that are not acceptable to the Standby Purchasers, acting reasonably, and the Release Condition is not satisfied, the Standby Purchasers will not be entitled to receive the Standby Fee. SOF currently beneficially owns or exercises control and direction over approximately 13.3% of the outstanding Common Shares. The West Face Entities, collectively, currently beneficially own or exercise control and direction over approximately 6.8% of the outstanding Common Shares (1.1% held by West Face LP, 2.7% held by West Face USA LP and 3.0% held by West Face Master LP). If no other Shareholders exercise Rights and the Standby Purchasers acquire all of the Subscription Receipts issuable pursuant to the Rights Offering, following the completion of the Rights Offering and the exchange of the Subscription Receipts for Common Shares, SOF will beneficially own or exercise control and direction over approximately 39.6% of the outstanding Common Shares and the West Face Entities, collectively, will beneficially own or exercise control and direction over approximately 37.8% of the outstanding Common Shares (5.3% by West Face LP, 12.6% by West Face USA LP and 19.8% by West Face Master LP). See “Details of the Rights Offering — Standby Commitment”.

Pre-Emptive Rights of EPCOR:	Pursuant to the securityholders’ agreement governing Primary Energy Recycling Holdings LLC (“Primary Energy”), EPCOR USA Ventures LLC (“EPCOR”) has a pre-emptive right to purchase common membership interests of Primary Energy to maintain its pro rata ownership of Primary Energy if Primary Energy issues additional membership interests. EPCOR currently holds an approximate 14.3% interest in Primary Energy. As of the date hereof, EPCOR has not advised us whether it intends to exercise this right.

Listing and Trading:	The Rights will be listed and posted for trading on the TSX at the opening two business days before the Record Date and will remain posted until noon (Toronto time) on the Expiry Date. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts. Listing is subject to PERC fulfilling all of the listing requirements of the TSX, including, with respect to the listing of the Subscription Receipts, receipt of evidence of satisfactory distribution of the Subscription Receipts.

Holders of Rights who do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. Holders of Rights may elect to exercise only some of their Rights and dispose of the remainder of them.

Dealer Manager:	There is no managing or soliciting dealer for the Rights Offering and the Company will not pay a fee of any kind for the solicitation of the exercise of Rights.

Risk Factors:	Investments in Subscription Receipts and Common Shares are subject to a number of risks. Such risks include, but are not limited to:

•     The Release Condition may not be satisfied prior to the Return Date, in which case the Subscription Receipts will be cancelled and holders thereof will receive an amount equal to the price paid for their Subscription Receipts plus their pro rata entitlement to interest earned on such amount;

• If a shareholder does not subscribe for Subscription Receipts, such shareholder’s percentage ownership of PERC will be diluted;

• The absence of a prior market for the Rights and the Subscription Receipts;

• The Rights Offering may result in a change of control of PERC;

•     It is possible that the Company will experience an “ownership change” within the meaning of United States federal income tax laws in connection with or after the Rights Offering, which may limit the Company’s ability to use its pre-ownership change losses for periods following such ownership change;

•     The Company has amended and restated its Term Loan, which is now due on February 24, 2010. We may be unable to refinance our Term Loan and, if this happens, we may be unable to continue as a going concern;

• If we are able to refinance our Term Loan, the Company’s new financing arrangements could adversely impact our business;

• It is possible that the Company will lose its “foreign private issuer” status within the meaning of United States securities laws as a result of the

Rights Offering and the Standby Commitment, which may limit its access to the capital markets in the future;

•     If we are unable to refinance our Term Loan, we may be required to pursue other alternatives that could have a negative effect on the Company and its stakeholders, including the sale of core assets or non-consensual proceedings under creditor protection legislation;

• Dependence on the Company’s external manager for back office and operational support and for internal controls over financial reporting;

• The Company’s reliance on only two underlying steel industry customers for its revenues;

• The risk that revenue may be reduced upon expiration or termination of agreements with the Company’s customers;

• The risk that the Company’s projects may not operate as planned due to a failure to generate maximum electricity or thermal energy, equipment failures and other issues;

• The dependence of the Company’s projects on their electricity and thermal energy customers performing their obligations and maintaining operations;

• Natural and inherent risks associated with operations;

• Variations in cash flow;

• The Company’s limited control over the Harbor Coal project;

• Possible changes in the economic and political environment;

• The impact of environmental, carbon emission and other regulations;

• The impact of energy laws and regulations;

• Labor disruptions;

• The risk of future legal proceedings;

• The risks associated with insurance not being sufficient to cover all losses; and

• Changes in costs and technology.

See “Risk Factors”.

THE COMPANY
     PERC is a corporation established under the laws of Ontario on June 10, 2005 and continued under the laws of British Columbia on August 5, 2005. PERC’s registered office is located at Suite 1600, Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and PERC’s head office is located at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada, M5K 1N2. The registered and head office addresses of PERC are those of its external legal counsel and PERC has no employees or assets in Canada.
     PERC holds approximately 85.7% of the common equity in Primary Energy Recycling Holdings LLC (“Primary Energy”).
Primary Energy
     Primary Energy is a limited liability company established under the laws of Delaware on May 23, 2005 with its registered and head office located at 2000 York Road, Suite 129, Oak Brook, Illinois, 60523, USA. Primary Energy owns 100% of Primary Energy Operations LLC (“Primary Operations”), which in turn owns, through its subsidiaries, four wholly-owned recycled energy projects and a 50% interest in a pulverized coal facility. Primary Operations is a limited liability company established under the laws of Delaware on June 26, 2003 with its registered and head office located at 2000 York Road, Suite 129, Oak Brook, Illinois, 60523, USA.
Business of PERC and Primary Energy
     PERC was established to acquire an interest in Primary Energy. PERC and Primary Energy do not have any ongoing business operations of their own. Primary Energy creates value for its customers by capturing and recycling waste energy from industrial processes and converting it into reliable and economical electricity and thermal energy for its customers’ use. Primary Energy’s recycled energy projects recapture large quantities of waste energy in various forms from the steel making and coking operations of their hosts, or from the generation of electricity by their hosts, and convert the waste energy to electricity and thermal energy for use by their host steel mills. Primary Energy’s other project is Harbor Coal, a coal pulverizing facility located at a steel mill in Indiana. The Harbor Coal project purchases, dries and pulverizes raw coal and delivers the pulverized coal to its host for injection into blast furnaces for use in steel production.
EPCOR USA Ventures LLC
     EPCOR USA Ventures LLC (“EPCOR” or the “Manager”), formerly Primary Energy Ventures LLC, is a limited liability company established under the laws of Delaware on December 9, 2004 with its registered and head office located at 2000 York Road, Suite 129, Oak Brook, Illinois, 60523, USA. EPCOR, which is the external manager of PERC and Primary Energy, provides back office and operational services to PERC, Primary Energy and their subsidiaries pursuant to the terms of an amended and restated management agreement dated August 24, 2009 (the “Amended and Restated Management Agreement”). EPCOR indirectly holds, through EPCOR USA Holdings LLC, approximately 14.3% of the common equity in Primary Energy.
     Additional information about the PERC, Primary Energy and EPCOR can be found in the AIF, which is incorporated by reference into this Prospectus.
Share Capital
     PERC’s authorized share capital consists of an unlimited number of common shares (“Common Shares”), of which, as of the date hereof, 37,964,706 are issued and outstanding. The Common Shares are listed on the TSX under the symbol “PRI”.
     Holders of Common Shares (“Shareholders”) are entitled to receive distributions as and when declared by the board of directors of PERC (the “Board”) and are entitled to one vote per Common Share on all matters to be voted on at all meetings of Shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of PERC, Shareholders are entitled to share ratably in the remaining assets available for distribution, after payment of liabilities.

Recent Developments
     As disclosed in the Company’s recent public filings, the Company has been actively working with its financial and legal advisors to secure refinancing of the credit facility between, among others, a syndicate of financial institutions and Primary Operations dated August 24, 2005, as amended on June 13, 2007, November 30, 2007, April 7, 2009 and August 24, 2009 (the “Term Loan”). In connection with securing such refinancing, on June 19, 2009 the Company announced a proposed recapitalization transaction (the “Recapitalization”) which was aimed at reducing the Company’s overall debt and associated interest costs to address the Company’s refinancing needs and create a capital structure that management believed would be attractive to potential lenders and investors. The Recapitalization, which was completed on August 24, 2009, resulted in the conversion of all of the Company’s outstanding 11.75% subordinated notes (the “Subordinated Notes”) into newly issued Common Shares, immediately followed by a consolidation of all of the Common Shares. As a result of the Recapitalization, each enhanced income security (“EIS”) of the Company was replaced with one Common Share. The Common Shares commenced trading on the TSX under the symbol “PRI” on August 26, 2009 and, at the same time, the EISs were delisted from the TSX.
     On June 19, 2009, concurrent with the public announcement of the Recapitalization, the Board suspended the declaration of dividends on the Common Shares. The Board expects that the terms of any new debt financing entered into to refinance the Term Loan will effectively prohibit the declaration and payment of dividends on the Common Shares until the Company is able to achieve certain reductions in outstanding indebtedness under the new debt facility.
     Concurrent with, and as a condition to, the completion of the Recapitalization, on August 24, 2009, the Company entered into an agreement with its lenders to amend and extend the Term Loan for six months (the “Amendment”). The Amendment extended the scheduled maturity date of the Term Loan from August 24, 2009 to February 24, 2010. A copy of the Amendment has been filed and is available for review on SEDAR at www.sedar.com. At the same time, the Company announced it had entered into a term sheet with certain significant securityholders of the Company to provide a standby commitment of US$50 million for a rights offering by the Company.
     The Company is currently working diligently towards obtaining debt financing commitments in an amount which, together with the net proceeds of the Rights Offering, would be used to refinance the amended Term Loan. Although the extended maturity date of the Term Loan is February 24, 2010, the Company is actively working to close the new debt financing and refinance the Term Loan by year end; however, there can be no assurance that the Company will be able to secure such commitments.
     On completion of the Recapitalization, the Company and EPCOR, among others, entered into the Amended and Restated Management Agreement. The Amended and Restated Management Agreement gives PERC management independence, greater control of the business and increased flexibility to explore new opportunities that are in the best interests of Shareholders going forward. Further, under the new termination provisions of the Amended and Restated Management Agreement, the Company will have the ability to become completely independent in the future. A copy of the Amended and Restated Management Agreement has been filed and is available for review on SEDAR at www.sedar.com. To facilitate the Company’s management independence, on July 21, 2009, PERC appointed John D. Prunkl as President and Chief Executive Officer. Mr. Prunkl is employed by PERC (and not the Manager) and is also a member of the Board.
USE OF PROCEEDS
     The net proceeds from the issuance of the Subscription Receipts (as defined herein) under the Rights Offering are expected to be approximately US$47,250,005, after deducting expenses relating to the Rights Offering estimated at approximately US$750,000 and the Standby Fee (as defined herein). Provided that the Release Condition (as defined herein) is satisfied and the Release Certificate (as defined herein) is delivered to the Trustee (as defined herein), we intend to use the net proceeds from the Rights Offering to purchase additional common membership interests of Primary Energy, which in turn would use the proceeds to subscribe for additional common membership interests of Primary Operations. Primary Operations, the borrower under the Term Loan, would then use those proceeds to repay a portion of the Term Loan.
     If the Release Condition is not satisfied or the Release Certificate is not delivered to the Trustee before the Return Date (as defined herein), holders of Subscription Receipts will, following the Return Date, be entitled to receive an amount equal to the Subscription Price (as defined herein) for each Subscription Receipt held and their pro rata entitlement to interest earned on such amount less applicable withholding taxes, if any. See “Details of the Rights Offering — Subscription Receipts”.

     The Company is working to secure financing commitments for debt financing in an amount which, together with the net proceeds of the Rights Offering, would be used to refinance the amended Term Loan. However, there can be no assurance that the Company will be able to secure such commitments. If the Company is unable to secure such commitments or to further extend the Term Loan on or prior to its February 24, 2010 maturity date, there will be an event of default under the Term Loan and all amounts outstanding under the Term Loan will become due and payable. In such a case, the collateral agent will be entitled on behalf of the lenders to, among other things, sell the Company’s assets and apply the proceeds to repay the amounts outstanding under the Term Loan.
DETAILS OF THE RIGHTS OFFERING
Book-Entry Only System
     PERC utilizes a “book-entry only” system, which means that all of the Common Shares are held, and the Rights (as defined herein) and Subscription Receipts will be held, on behalf of holders through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). On the Record Date (as defined herein), global certificates representing all the Rights will be issued in registered form to, and in the name of, CDS or its nominee. Upon closing of the Rights Offering, global certificates representing all the Subscription Receipts will be issued in registered form to, and in the name of, CDS or its nominee. On the Closing Date (as defined herein), global certificates representing all the Common Shares issued pursuant to the exchange of the Subscription Receipts will be issued in registered form to, and in the name of, CDS or its nominee. Beneficial holders do not need to take any action to receive the Subscription Receipts or the Common Shares to which they are entitled upon exercise of their Rights or exchange of their Subscription Receipts, respectively.
     No beneficial holder will be entitled to a certificate or other instrument from PERC or CDS evidencing the holder’s ownership of Rights, Subscription Receipts or Common Shares issuable upon exchange of the Subscription Receipts (collectively, “PERC Securities”) and no holder will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such holder. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding PERC Securities. PERC expects that each person who acquires PERC Securities will receive a customer confirmation from the CDS Participant from or through which the PERC Securities are acquired in accordance with the practices and procedures of that CDS Participant. The practices of CDS Participants may vary, but generally customer confirmations are issued promptly after execution of a customer order. Holders of PERC Securities must arrange purchases or transfers of PERC Securities through their CDS Participant.
     None of PERC, the directors or officers of PERC, Computershare Investor Services Inc. (the “Subscription Agent”) or Computershare Trust Company of Canada (the “Trustee”) will have any liability for (i) the records maintained by CDS or CDS Participants relating to the PERC Securities or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such PERC Securities, or (iii) any advice or representation made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.
     As indirect holders of PERC Securities, investors should be aware that they: (a) may not have PERC Securities registered in their name; (b) may not have physical certificates representing their interest in PERC Securities; (c) may not be able to sell the PERC Securities to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge PERC Securities as security.
Issue of Rights and Record Date
     Shareholders as at the close of business (Toronto time) on October 13, 2009 (the “Record Date”) will receive rights (the “Rights”) to subscribe for subscription receipts (“Subscription Receipts” and the “Rights Offering”, respectively). A Shareholder is entitled to receive one Right for each Common Share held.
     Except as described below, only a Shareholder (an “Eligible Holder”) at the close of business (Toronto time) on the Record Date with an address of record in any of the provinces or territories of Canada or in the United States (collectively, the “Eligible Jurisdictions”) is entitled to receive Rights. For each Right held, the holder thereof will be entitled to subscribe for 2.532717 Subscription Receipts (the “Basic Subscription Right”) at a price of US$0.52 per Subscription Receipt (the “Subscription Price”) at or

before 4:00 p.m. (Toronto time) (the “Expiry Time”) on November 11, 2009 (the “Expiry Date”). Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no value.
     Only subscriptions for whole Subscription Receipts will be accepted. No fractional Subscription Receipts will be issued. Holders of Rights who exercise their Rights in full are also entitled to subscribe for additional Subscription Receipts, if any, not otherwise taken up by the Expiry Time on the Expiry Date (the “Additional Subscription Privilege”). See “Details of the Rights Offering — Additional Subscription Privilege”.
     Rights are transferable (subject to certain restrictions for holders in the United States) and divisible. A Right does not entitle the holder thereof to any rights whatsoever as a securityholder of the Company other than to subscribe for and purchase Subscription Receipts as described herein.
     This Prospectus qualifies the distribution of the Rights and the Subscription Receipts (issuable upon the exercise of the Rights and pursuant to the Standby Commitment (as defined herein)) (together, the “Offered Securities”) in the Eligible Jurisdictions only. CDS Participants may not issue Rights to Shareholders (“Ineligible Holders”) with addresses of record in any jurisdiction outside an Eligible Jurisdiction (an “Ineligible Jurisdiction”). Instead, CDS Participants for Ineligible Holders must advise such Ineligible Holders that their Rights will be held on their behalf by their CDS Participant, as agent for their benefit, who will, prior to the Expiry Time on the Expiry Date, attempt to sell such Rights (other than those held for Accredited Holders (as defined herein) that have directed their CDS Participant to exercise their Rights) on a best efforts basis on the open market, and the net proceeds thereof, if any, will be forwarded to such Ineligible Holders as described herein. Except as permitted herein, Rights may not be exercised by or on behalf of Shareholders that are Ineligible Holders or that are Ineligible U.S. Holders (as defined below). See “Details of the Rights Offering — Ineligible Holders”.
     Ineligible Holders who have demonstrated to us that the exercise of the Rights and issuance of the Subscription Receipts upon the exercise of the Rights is not prohibited by local securities laws and does not require us to file any documents, make any application, or pay any amount in their jurisdiction of residence (collectively, “Accredited Holders”) on or before the tenth day prior to the Expiry Date will be entitled to direct their CDS Participant to exercise their Rights on their behalf or, if they do not wish to exercise any of their Rights, they will be permitted to sell or otherwise transfer their Rights through their CDS Participant. Such Accredited Holders will be required to submit payment in full of the Subscription Price for each Subscription Receipt subscribed for to their CDS Participant in the manner set out under “Details of the Rights Offering — Basic Subscription Right” sufficiently in advance of the Expiry Date.
     CDS Participants in an Ineligible Jurisdiction will only be entitled to exercise Rights to the extent they certify to us on or before the tenth day prior to the Expiry Date that the exercise of Rights and the issuance of the Subscription Receipts upon the exercise of the Rights is not prohibited in the jurisdiction of residence of the Ineligible Holders whose Common Shares are beneficially held through such CDS Participants, and the Ineligible Holders have submitted payment in full of the Subscription Price to their CDS Participant sufficiently in advance of the Expiry Date.
Shareholders Resident in the United States
     We expect to file with the Securities and Exchange Commission (the “SEC”) in the United States a Registration Statement on Form F-7 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), so that Subscription Receipts issuable upon the exercise of the Rights and the Common Shares issuable in exchange for the Subscription Receipts will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on the seller’s behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to our “affiliates”, as that term is defined under the U.S. Securities Act.
     Notwithstanding registration of the Subscription Receipts issuable upon exercise of the Rights under the U.S. Securities Act, in the states of California, Ohio, and Utah, Rights may only be exercised by institutions (“Eligible U.S. Institutions”) to which solicitations may be addressed without registration under the relevant state securities or blue sky laws. Shareholders in the states of California, Ohio, and Utah that wish to determine if they are Eligible U.S. Institutions should contact PERC, attention V. Michael Alverson, telephone 630-371-0639 or the Subscription Agent at 1-800-564-6253. Shareholders at the close of business on the Record Date with an address of record in the states of California, Ohio, and Utah that are not Eligible U.S. Institutions (“Ineligible U.S.

Holders”) will not be permitted to exercise their Rights but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.
Subscription Receipts
     The following is a summary of material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the subscription receipt agreement (the “Subscription Receipt Agreement”) between PERC, the Standby Purchasers and the Trustee as filed with the securities regulatory authorities in Canada and available electronically at www.sedar.com.
     The Subscription Receipts issuable upon exercise of the Rights will be issued pursuant to and will be governed by the Subscription Receipt Agreement. The gross amount from the issuance of the Subscription Receipts (the “Escrowed Funds”) will be paid into trust pursuant to the terms of the Subscription Receipt Agreement and held in trust by the Trustee and invested in short-term direct obligations of the United States of America or obligations the principal and interest of which are unconditionally guaranteed by the United States of America or held in a segregated interest-bearing U.S. dollar trust account with a recognized well-capitalized bank as determined by the Trustee. The holders of Subscription Receipts will be beneficiaries of a trust in respect of the Escrowed Funds and any interest earned thereon on the terms set forth in the Subscription Receipt Agreement, and PERC will have no proprietary interest in such Escrowed Funds and any interest earned thereon unless and until the Release Condition (as defined below) is satisfied and PERC and the Standby Purchasers (as defined below) have delivered a certificate (the “Release Certificate”) to the Trustee confirming the satisfaction of the Release Condition. The “Release Condition” will be satisfied once PERC obtains debt financing in an amount and on terms and conditions acceptable to PERC and the Standby Purchasers, acting reasonably, which debt financing, together with the net proceeds of the Rights Offering will be used to refinance the Term Loan. The Company will issue a press release once the Release Condition has been satisfied and the Release Certificate has been delivered to the Trustee. Provided that the Release Condition has been met and the Release Certificate has been delivered to the Trustee on or before the Return Date (as defined below), the Escrowed Funds, together with interest earned thereon, less applicable withholding taxes, if any, will be released to PERC as soon as practicable following satisfaction of the Release Condition and delivery of the Release Certificate (the date on which such funds are released being the “Closing Date”). On the Closing Date, each Subscription Receipt will be exchanged for one Common Share without payment of additional consideration (other than receiptholders’ pro rata entitlement to interest earned on the Escrowed Funds) and without any further action on the part of the holder of thereof.
     If the Release Condition is not satisfied or the Release Certificate is not delivered on or before the Return Date, the Trustee will return to holders of Subscription Receipts following the Return Date, an amount equal to the Subscription Price for each Subscription Receipt held and their pro rata entitlement to interest earned on such amount less applicable withholding taxes, if any. The “Return Date” means, if the Release Condition has not previously been satisfied and the Release Condition has not been previously delivered, the earliest of: (i) 5:00 p.m. (Toronto time) on February 23, 2010 (the “Release Deadline”), (ii) the date upon which the Company contemporaneously delivers a notice to the Trustee and the Standby Purchasers following the occurrence of any of the following: (a) in the reasonable opinion of the Company, the Company will be unable to satisfy the Release Condition on or before the Release Deadline; (b) the Company has voluntarily commenced bankruptcy or insolvency proceedings; or (c) an involuntary bankruptcy or insolvency proceeding or petition has been commenced against the Company and (A) substantially all of the relief sought in such proceeding or petition is granted and remains undismissed for a twenty day period or (B) such proceeding or petition has continued unstayed or undismissed for such twenty day period, and (iii) the date on which the Standby Purchasers contemporaneously deliver a notice to the Trustee and the Company following the occurrence of an event described in clause (ii)(b) or (c) above in respect of any such event, provided, for greater certainty, that the Company has not previously provided such notice to the Trustee.
     Under the Subscription Receipt Agreement, the Company may, subject to applicable law, purchase in the market, by private agreement or otherwise, any of the Subscription Receipts then outstanding, and any Subscription Receipts so purchased will be cancelled.
     Under the Subscription Receipt Agreement, original subscribers for Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares to such subscribers upon the exchange of the Subscription Receipts to receive the amount paid for the Subscription Receipts if this Prospectus (including documents incorporated by reference herein) or any amendment contains a misrepresentation or is not delivered to such subscribers, provided such remedy for rescission is exercised within 180 days from the date of the Subscription Receipt Agreement.

     Holders of Subscription Receipts are not Shareholders of PERC. Holders of Subscription Receipts will only receive Common Shares after the satisfaction of the Release Condition.
     In the event that, prior to the date that the Common Shares are issued in exchange for the Subscription Receipts, there is a subdivision or consolidation of Common Shares or PERC issues Common Shares or securities exchangeable into Common Shares to all or substantially all Shareholders by way of a stock distribution, stock dividend or otherwise, then the number of Common Shares to be issued upon the exchange of each Subscription Receipt will be adjusted accordingly. In addition, if there is a reclassification or other change of the Common Shares into other securities or property or any consolidation, amalgamation, arrangement or merger with or into any corporation or other entity or the transfer of all or substantially all of the assets of PERC, the Subscription Receipts will thereafter evidence the right of the holder to receive the aggregate number of other securities or other property to which the holder of Subscription Receipts would have been entitled immediately after such event if such holder had exchanged such holder’s Subscription Receipts for Common Shares immediately prior to such event. Similarly, if PERC issues or distributes to all or substantially all of the holders of Common Shares cash or securities of PERC, including rights, options or warrants or property or assets, including evidences of indebtedness, the holders of Subscription Receipts will be entitled to receive upon their exchange, in addition to the Common Shares to which they are entitled, the kind and amount of Common Shares, cash, or other securities or property or assets that they would have been entitled to receive had they exchanged their Subscription Receipts for Common Shares immediately prior to the record date for such distribution.
     The Subscription Receipt Agreement will provide for modifications thereto and to the Subscription Receipts issued thereunder by way of a resolution passed by the affirmative votes of one or more holders of more than 66 2/3% of the number of outstanding Subscription Receipts represented and voted at a meeting of holders or an instrument or instruments in writing signed by one or more holders of more than 66 2/3% of the number of outstanding Subscription Receipts. The unanimous consent of all Subscription Receipt holders is required to amend the definition of “Release Deadline” in the Subscription Receipt Agreement.
Sale of Rights
     The Rights will be listed and posted for trading on the TSX at the opening two business days before the Record Date and will remain posted until noon (Toronto time) on the Expiry Date. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts. Listing is subject to PERC fulfilling all of the listing requirements of the TSX, including, with respect to the listing of the Subscription Receipts, receipt of evidence of satisfactory distribution of the Subscription Receipts. Holders of Rights who do not wish to exercise their Rights may sell or transfer their Rights through usual investment channels, such as investment dealers and brokers, at the expense of the holder. Holders of Rights may elect to exercise only some of their Rights and dispose of the remainder of them.
     Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders who are located in Ineligible Jurisdictions or that are Ineligible U.S. Holders will not be permitted unless, in the case of holders who are located in Ineligible Jurisdictions, the person exercising the Rights meets the conditions and satisfies the procedures described under “Details of the Rights Offering — Ineligible Holders”.
Dilution to Existing Shareholders
     A Shareholder’s percentage interest in PERC will be substantially diluted upon the exchange of Subscription Receipts into Common Shares unless such Shareholder exercises its Rights.
Expiry of Rights
     The Rights will expire at the Expiry Time of 4:00 p.m. (Toronto time) on the Expiry Date, being November 11, 2009. Rights not exercised prior to the Expiry Time on the Expiry Date will be void and of no value.
Fees Payable by Subscribers
     Payment of any service charge, commission or other fee payable (including those of brokers) in connection with the purchase or sale of Rights (other than the fees for the services to be performed by the Trustee and the Subscription Agent referred to under “Details of the Rights Offering — Subscription Agent and Trustee”) will be the responsibility of the holder. There will be no commission charged by us on the issuance of Rights to Shareholders, upon the exercise of Rights or upon the exchange of

Subscription Receipts for Common Shares. Holders of Rights must also pay all stamp, issue, registration or other similar taxes or duties contingent upon the issue or delivery of Subscription Receipts to or for the order of a third party.
Basic Subscription Right
     In order for a holder of Rights to validly exercise all or a portion of such Rights, the holder must provide instructions to its CDS Participant to exercise all or a specified number of such Rights and forward the Subscription Price for each Right exercised to such CDS Participant. Subscriptions for Subscription Receipts made in connection with the Rights Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Subscription Receipts once submitted. BENEFICIAL OWNERS OF RIGHTS THAT WISH TO SUBSCRIBE FOR SUBSCRIPTION RECEIPTS PURSUANT TO THE RIGHTS OFFERING MUST PROVIDE THE CDS PARTICIPANT HOLDING THEIR RIGHTS WITH INSTRUCTIONS AND PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRY DATE TO PERMIT THE PROPER EXERCISE OF THEIR RIGHTS. CDS PARTICIPANTS WILL HAVE AN EARLIER DEADLINE FOR RECEIPT OF INSTRUCTIONS THAN THE EXPIRY DATE. SUBSCRIBERS SHOULD CONTACT THEIR PARTICULAR CDS PARTICIPANT FOR COMPLETE DETAILS ON HOW TO EXERCISE THE BASIC SUBSCRIPTION RIGHT.
     One Right is required to be exercised to subscribe for 2.532717 Subscription Receipts. No fractional Subscription Receipts will be issued. A holder of Rights who exercises some but not all of the Rights held by such holder will be deemed to have elected not to exercise the balance of the Rights held thereby and may not participate in the Additional Subscription Privilege described below.
     The Subscription Price of US$0.52 per Subscription Receipt is payable in United States funds by certified cheque, bank draft or money order drawn to the order of a CDS Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. All payments must be forwarded to the appropriate office of the CDS Participant. The entire Subscription Price for Subscription Receipts subscribed for must be paid at the time of subscription and instructions and payment must be received by the CDS Participant sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on the holder’s behalf.
     Holders of Rights who are unsure how to subscribe should contact their CDS Participant, the Subscription Agent or PERC. See “Details of the Rights Offering — Enquiries”.
Additional Subscription Privilege
     A holder of Rights who subscribes for all of the Subscription Receipts which can be subscribed for pursuant to such Rights under the Basic Subscription Right is entitled to participate in the Additional Subscription Privilege and subscribe for additional Subscription Receipts at the Subscription Price. The additional Subscription Receipts available for such purpose will be those, if any, which have not been subscribed and paid for under the Basic Subscription Right by holders of Rights by the Expiry Time on the Expiry Date (the “Additional Subscription Receipts”).
     In order to exercise the Additional Subscription Privilege, a holder of Rights must specify to its CDS Participant, prior to the Expiry Date, the number of Additional Subscription Receipts for which the holder wishes to subscribe. Payment for the Additional Subscription Receipts, in the same manner as for the Basic Subscription Right, must accompany the request when it is delivered to the CDS Participant. Payment must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such Additional Subscription Receipts shall terminate. Accordingly, payment and instructions must be received by the CDS Participant sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on the holder’s behalf. Subscribers should contact their particular CDS Participant for complete details on how to exercise the Additional Subscription Privilege.
     If there are sufficient Additional Subscription Receipts to satisfy all subscriptions by participants in the Additional Subscription Privilege, each such participant will be issued the number of Additional Subscription Receipts for which the holder has so subscribed. If the aggregate number of Additional Subscription Receipts subscribed for by all holders of Rights who exercise the Additional Subscription Privilege exceeds the number of Additional Subscription Receipts available, each holder of Rights who exercises the Additional Subscription Privilege will be entitled to receive that number of Additional Subscription Receipts which is the lesser of:

   (a) the number of Additional Subscription Receipts for which the holder subscribed under the Additional Subscription Privilege; and
   (b) the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Subscription Receipts available by a fraction, the numerator of which is the number of Rights exercised by the holder under the Basic Subscription Right and the denominator of which is the aggregate number of Rights exercised under the Basic Subscription Right by all holders of Rights who exercise the Additional Subscription Privilege.
     If any holder of Rights has subscribed for fewer Additional Subscription Receipts than the number resulting from the application of the formula in (b) above, the excess Additional Subscription Receipts will be allocated in the manner described above among the holders of Rights who were allocated fewer Additional Subscription Receipts than they subscribed for. In the event of an oversubscription for Additional Subscription Receipts pursuant to the Additional Subscription Privilege, the CDS Participants of subscribers who oversubscribed will return to such subscribers the excess funds paid for the subscription of such Additional Subscription Receipts not available to be issued to such subscribers.
     By exercising Rights under either the Basic Subscription Right or the Additional Subscription Privilege, the beneficial holder of the Rights and the CDS Participant through which such beneficial holder exercises its Rights will be deemed to represent to the Company that the beneficial holder is not located in an Ineligible Jurisdiction and is not an Ineligible U.S. Holder, that such holder is not the agent of any such person and is not purchasing the Subscription Receipts for resale to any such person unless the beneficial holder or such person, as applicable, meets the conditions and satisfies the procedures described under “Details of the Rights Offering — Ineligible Holders”. Neither a subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person, or his or her agent, who appears to be, or who PERC has reason to believe is, an Ineligible Holder that has not met such conditions or an Ineligible U.S. Holder.
Standby Commitment
     PERC entered into a standby purchase agreement with West Face Long Term Opportunities Limited Partnership (“West Face LP”), West Face Long Term Opportunities (USA) Limited Partnership (“West Face USA LP”) and West Face Long Term Opportunities Master Fund L.P. (“West Face Master LP” and, collectively with West Face LP and West Face USA LP, the “West Face Entities”) and SOF Investments, L.P. (“SOF” and collectively with the West Face Entities, the “Standby Purchasers”) dated as of September 23, 2009 (the “Standby Agreement”). The following is a summary of the material terms and conditions of the Standby Agreement and is subject to, and qualified in its entirety by, the terms of the Standby Agreement as filed with the securities regulatory authorities in Canada and available electronically at www.sedar.com. Pursuant to the Standby Agreement, the Standby Purchasers have severally (and not jointly and severally) agreed, subject to certain terms and conditions, to purchase at the Subscription Price, the Subscription Receipts offered and not otherwise purchased pursuant to the Rights Offering (the “Standby Commitment”). The Standby Purchasers will be entitled to an aggregate standby commitment fee (the “Standby Fee”) equal to 4% of the aggregate Subscription Price of the Subscription Receipts issuable pursuant to the Rights Offering (or US$2,000,000) in consideration for the Standby Commitment. The Standby Fee is payable by the Company on the Closing Date. However, if the Company presents the Standby Purchasers with proposed debt financing, which would be used to refinance the Term Loan, on terms and conditions acceptable to the Company that are not acceptable to the Standby Purchasers, acting reasonably, and the Release Condition is not satisfied, the Standby Purchasers will not be entitled to receive the Standby Fee.
     Promptly following the satisfaction of the Release Condition, the Company and the Standby Purchasers have agreed to execute and deliver the Release Certificate to the Trustee in order for the Trustee to release the Escrowed Funds and the interest earned thereon to the Company. Notwithstanding the foregoing, the Company and the Standby Purchasers will not be required to deliver the Release Certificate if any material claim, action or suit is commenced against the Company seeking any relief on the basis that the final prospectus with respect to the Rights Offering, or any prospectus amendment, contained a misrepresentation under applicable Canadian securities laws.
     Pursuant to the Standby Agreement, SOF and each of the West Face Entities have each agreed to exercise all Rights issued to them pursuant to the Basic Subscription Right. SOF currently beneficially owns or exercises control or direction over 5,031,682 Common Shares (representing approximately 13.3% of the outstanding Common Shares). Collectively, the West Face Entities currently beneficially own or exercise control and direction over 2,580,015 Common Shares (representing approximately 6.8% of the outstanding Common Shares). West Face LP currently beneficially owns or exercises control and direction over 409,200 Common Shares (representing approximately 1.1% of the outstanding Common Shares), West Face USA LP currently beneficially owns or exercises control and direction over 1,038,500 Common Shares (representing approximately 2.7% of the outstanding Common Shares)

and West Face Master LP currently beneficially owns or exercises control and direction over 1,132,315 Common Shares (representing approximately 3.0% of the outstanding Common Shares). If no other Shareholders exercise Rights and the Standby Purchasers acquire all of the Subscription Receipts issuable pursuant to the Rights Offering, following the completion of the Rights Offering and the exchange of the Subscription Receipts for Common Shares, SOF will beneficially own or exercise control and direction over approximately 39.6% of the outstanding Common Shares and the West Face Entities, collectively, will beneficially own or exercise control and direction over approximately 37.8% of the outstanding Common Shares (5.3% by West Face LP, 12.6% by West Face USA LP and 19.8% by West Face Master LP). Each of SOF and the West Face Entities have agreed not to sell or distribute, directly or indirectly, its Subscription Receipts (acquired on the exercise of Rights or pursuant to the Standby Agreement) without the consent of PERC, acting reasonably.
     The Standby Purchasers’ obligations under the Standby Commitment are subject to certain conditions, including the following: (i) there shall not be any claims or proceedings, or governmental order or change of law, suspending trading in the PERC Securities or preventing their distribution; (ii) TSX approval shall have been obtained for the listing of the PERC Securities; (iii) receipt of all necessary consents and approvals in respect of the Rights Offering; (iv) receipt of a favourable legal opinion from our counsel; and (v) receipt of a bringdown certificate from us on the closing date of the Rights Offering. In addition, the Standby Agreement requires that PERC and the Standby Purchasers enter into a registration rights agreement pursuant to which, effective on the Closing Date and subject to the terms and conditions contained in such agreement, the Standby Purchasers will be granted registration rights, exercisable beginning 12 months following the Closing Date, that will enable them to: (i) require that PERC file a registration statement with the SEC covering the Common Shares held by the exercising Standby Purchaser provided that the exercising Standby Purchaser is an “affiliate”, as that term is defined under the U.S. Securities Act, of PERC at such time, and (ii) require that PERC file a short form prospectus in Canada that qualifies the issuance of the Common Shares held by the exercising Standby Purchaser provided that such Standby Purchaser is unable to sell all or any of the Common Shares it beneficially owns without such sale being considered a “control distribution” under applicable Canadian securities laws.
     Our obligation to issue Subscription Receipts to the Standby Purchasers pursuant to the Standby Commitment is subject to certain conditions, including the following: (i) there shall not be any claims or proceedings, or governmental order or change of law, suspending trading in the PERC Securities or preventing their distribution; (ii) TSX approval shall have been obtained for the listing of the PERC Securities; and (iii) receipt of a bringdown certificate from the Standby Purchasers on the closing date of the Rights Offering.
     We may terminate the Standby Agreement if (i) any of the Standby Purchasers is in default of its obligations under the Standby Agreement and such defaulting party fails to remedy such default within 30 days after being notified of such default by us; or (ii) any of the conditions in our favour are not satisfied on or before the closing date of the Rights Offering.
     The Standby Purchasers may terminate the Standby Agreement if, among other circumstances as set out in the Standby Agreement, (i) we are in default of our obligations under the Standby Agreement and fail to remedy such default within 30 days after being notified of such default by the Standby Purchasers; (ii) any of the conditions in favour of the Standby Purchasers are not satisfied on or before the closing date of the Rights Offering; or (iii) the Rights Offering is terminated or cancelled or the closing of the Rights Offering has not occurred by February 23, 2010.
Ineligible Holders
     As noted above, the Offered Securities are not qualified under the securities laws of any Ineligible Jurisdiction, and Rights may not be exercised by or on behalf of (i) an Ineligible Holder who has not otherwise satisfied us, as described below, that the exercise of such Rights and the issuance of the Subscription Receipts upon the exercise of the Rights is not prohibited by local securities laws and does not require PERC to file any documents, make any application, or pay any amount in their jurisdiction of residence or (ii) an Ineligible U.S. Holder.
     CDS Participants may not issue Rights to Shareholders on the Record Date with addresses of record in any Ineligible Jurisdiction. Instead, CDS Participants for Ineligible Holders must advise such Ineligible Holders that their Rights will be held on their behalf by their CDS Participant and provide them with a letter setting out the conditions required to be met, and the procedures that must be followed, by Ineligible Holders wishing to participate in the Rights Offering. Accredited Holders in Ineligible Jurisdictions who have demonstrated to us that they have met the conditions required to be met to participate in the Rights Offering and have followed the procedure described in the letter to exercise the Rights, including submitting an investor letter as described below to their CDS Participant on or before the tenth day prior to the Expiry Date will be entitled to direct their CDS Participant to exercise their Rights on their behalf or, if they do not wish to exercise any of their Rights, to sell or otherwise transfer their Rights through a CDS Participant. Investor letters received after the tenth day prior to the Expiry Date will not be accepted. Payment in full of the Subscription Price for each Subscription Receipt subscribed for by such Accredited Holders must be made in the manner set forth under “Details of the Rights Offering — Basic Subscription Right” and received by their CDS Participant sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on the holder’s behalf. Shareholders of record will be presumed to be resident in the place of their address of record, unless the contrary is shown to our satisfaction.
     The Rights held by a CDS Participant on behalf of Ineligible Holders will be held as agent for the benefit of such Ineligible Holders. The CDS Participant will, prior to Expiry Time on the Expiry Date, attempt to sell such Rights, other than those held for Accredited Holders that have directed their CDS Participant to exercise their Rights (the “Ineligible Rights”) on or before the tenth day prior to the Expiry Date, on a best efforts basis on such date or dates (subject as hereinafter provided) and at such price or prices as the CDS Participant determines, in its sole discretion. If the Accredited Holder fails to submit payment for the Subscription Receipts for which they have directed their CDS Participant to subscribe on their behalf sufficiently in advance of the Expiry Date, their CDS Participant will not exercise or sell their Rights and those Rights will expire. The ability of a CDS Participant to sell the Ineligible Rights, and the price obtained therefor, are dependent on market conditions. A CDS Participant will not be subject to any liability for failure to sell any Ineligible Rights at a particular price, or at all. Any proceeds received by a CDS Participant with respect to the sale of Rights, net of brokerage fees and costs incurred and, if applicable, Canadian tax required to be withheld, will be delivered (in Canadian funds without interest) as soon as practicable to such Ineligible Holders whose Rights were sold, at their last recorded addresses. Amounts of less than Cdn$10.00 will not be forwarded. There is a risk that the proceeds received from the sale of Rights will not exceed the brokerage fees and costs incurred by the CDS Participant in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be forwarded.
     A holder of Rights (including an intermediary) whose address appears on our records to be in an Ineligible Jurisdiction, but who holds Rights on behalf of a holder who is eligible to participate in the Rights Offering, must notify their CDS Participant, in writing, on or before the tenth day prior to the Expiry Date that the beneficial holder, on behalf of whom such Rights are held, wishes to participate in the Rights Offering. In that case, the holder giving such notification must demonstrate, to our satisfaction, that the exercise of such Rights is not prohibited in the beneficial holder’s jurisdiction of residence. Otherwise, their CDS Participant will attempt to sell the Rights held on behalf of such beneficial holder as described above. Accordingly, CDS Participants will not attempt to sell Rights of Ineligible Holders until after the tenth day prior to the Expiry Date.
     Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction who are not themselves resident in an Ineligible Jurisdiction and who believe that their Rights are being held by their CDS Participant should contact their CDS Participant on or before the tenth day prior to the Expiry Date to have their Rights issued to them.
     Holders of Rights who are not resident in Canada or the United States should be aware that the acquisition and disposition of PERC Securities may have tax consequences in the jurisdiction where they reside which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of PERC Securities.
     The Offered Securities have not been qualified for distribution in any jurisdiction other than the Eligible Jurisdictions and accordingly may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable securities laws in Ineligible Jurisdictions.
     Notwithstanding the foregoing, persons located in an Ineligible Jurisdiction may be able to exercise the Rights provided that they furnish an investor letter satisfactory to us on or before the tenth day prior to the Expiry Date. Such persons may obtain the form of investor letter by contacting PERC, attention V. Michael Alverson, telephone 630-371-0639.
     A holder of Rights in an Ineligible Jurisdiction may be able to exercise the Rights provided the holder executes and delivers to its CDS Participant an investor letter certifying its status as an Eligible Holder or an Accredited Investor, confirming adherence to certain restrictions and procedures regarding the transfer of the Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts, and confirming, among others, the following representations:
   (a) We may issue the Subscription Receipts to the purchaser pursuant to an available exemption from registration and prospectus requirements or if such is not applicable, the purchaser is permitted to purchase the Subscription Receipts under the applicable securities laws; the issuance of the Subscription Receipts by us is lawful under applicable securities laws and will not result in us becoming subject to or required to comply with any disclosure, prospectus or reporting requirements under applicable laws; and the purchaser is aware of any resale restrictions and provides an opinion of counsel reasonably satisfactory to us confirming the foregoing.
   (b) It has received and read a copy of this Prospectus, and has had access to the financial and other information regarding us, the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts as it has requested in connection with its investment decision to subscribe for and purchase Subscription Receipts. If it has had any queries regarding the subscription for and purchase of the Subscription Receipts and our affairs, it has asked these questions of and received satisfactory answers from our representatives. It has not relied on financial or other information supplied to it by any person other than information contained in this Prospectus. It has made its own assessment concerning the relevant tax, legal and other economic considerations relevant to its investment in the Subscription Receipts.
   (c) It has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts, and it has the financial ability to bear the economic risk of investment in the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts.
   (d) It acknowledges that we and others will rely upon the truth and accuracy of the acknowledgements, representations and agreements in the investor letter. It understands that we and others are relying on such investor letter in order to comply with securities laws. It irrevocably authorizes any financial intermediary, which includes any nominee, custodian or other financial intermediary through which it holds its currently outstanding Common Shares, to provide us, the Subscription Agent and our counsel with a copy of such investor letter and such information regarding its identity and holding of Subscription Receipts or Common Shares (including pertinent account information and details of its identity and contact information) as is necessary or appropriate to facilitate its exercise of the Rights or the purchase of the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts. It also irrevocably authorizes us and the Subscription Agent to produce such investor letter or a copy thereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters set forth herein.
     See “Details of the Rights Offering — Shareholders Resident in the United States” for a discussion of the treatment of Ineligible U.S. Holders.
Subscription Agent and Trustee
     Computershare Investor Services Inc. has been appointed as the Subscription Agent to receive subscriptions and payments from CDS Participants, to perform certain services relating to the exercise and transfer of Rights and to act as registrar and transfer agent for the Subscription Receipts and Common Shares. Computershare Trust Company of Canada has been appointed as Trustee. We will pay for the services of the Subscription Agent and the Trustee.
Enquiries
     Enquiries relating to the Rights Offering should be addressed by telephone to the Subscription Agent at 1-800-564-6253 or to us at 630-371-0639.
Validity and Rejection of Subscriptions
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by us in our sole discretion, which determination will be final and binding. All subscriptions are irrevocable. We reserve the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issue of Subscription Receipts upon the exercise of the Rights or the issue of Common Shares upon exchange of the Subscription Receipts could be deemed unlawful. We also reserve the right to waive any defect with regard to any particular subscription. Neither we nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions, nor will either of us incur any liability for failure to give such notification.

No Fractional Subscription Receipts or Common Shares
     We will not issue fractional Subscription Receipts upon the exercise of the Rights or fractional Common Shares upon the exchange of the Subscription Receipts. Where the exercise of Rights or the exchange of Subscription Receipts would appear to entitle a holder thereof to fractional Subscription Receipts or Common Shares, as applicable, the holder’s entitlement will be reduced to the next lowest whole number of Subscription Receipts or Common Shares, as applicable. Where the exercise of Rights would result in the payment of a fractional cent in respect of the aggregate Subscription Price, the aggregate Subscription Price payable by such holder will be rounded up to the next whole cent.
Reservation of Common Shares
     We will, at all times, reserve sufficient unissued Common Shares to permit the exchange of all outstanding Subscription Receipts for Common Shares.
Intention of Insiders and Others to Exercise Rights
     Pursuant to the Standby Agreement, SOF and each of the West Face Entities have each agreed to exercise all Rights issued to them pursuant to the Basic Subscription Right.
     In addition, we have been advised by Kingstown Capital Management LP that it intends to exercise all Rights it is issued pursuant to the Basic Subscription Right.
     Certain directors of the Company and senior officers of the Manager, who collectively hold 87,500 Common Shares, have indicated their intention to exercise all of the Rights they are issued pursuant to the Basic Subscription Right.
     The information as to the intentions of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Subscription Receipts in the amounts set out above or at all.
PRE-EMPTIVE RIGHTS OF EPCOR
     Pursuant to the securityholders’ agreement governing Primary Energy, EPCOR has a pre-emptive right to purchase common membership interests of Primary Energy to maintain its pro rata ownership of Primary Energy if Primary Energy issues additional membership interests. EPCOR currently holds an approximate 14.3% interest in Primary Energy. As of the date hereof, EPCOR has not advised us whether it intends to exercise this right.
CONSOLIDATED CAPITALIZATION
     On August 24, 2009, PERC completed the Recapitalization. As a result of the Recapitalization, all of the Company’s outstanding Subordinated Notes were converted into newly issued Common Shares on the basis of sixteen Common Shares for every Cdn$2.50 principal amount of Subordinated Notes and all of the outstanding Common Shares (including those issued on the conversion) were consolidated on the basis of one new Common Share for every seventeen Common Shares. As a result, each EIS that was outstanding prior to the Recapitalization was replaced with one Common Share.
     The following table sets forth PERC’s capitalization as at June 30, 2009. PERC’s capitalization is presented on an actual basis and adjusted for the Recapitalization and the Rights Offering as disclosed in the notes below. The capitalization table should be read in conjunction with PERC’s interim consolidated financial statements as at and for the period ended June 30, 2009, which are incorporated by reference in this Prospectus.

		Pro Forma	Pro Forma After
		After	Recapitalization and
	Actual	Recapitalization(1)	Rights Offering(2), (3), (4)
	($ in thousands, except ratios and percentages)
	(Unaudited)	(Unaudited)	(Unaudited)
Long-term debt, including current portion	213,545	131,000	83,750
Shareholders’ equity	39,925	115,953	163,203
Total capitalization	253,470	246,953	246,953
Debt/Equity	5.3	1.1	0.5
Debt as a percentage of total capitalization	84.2%	53.0%	33.9%

(1)	The pro forma adjustments completed under the Recapitalization reflect the conversion of the Subordinated Notes into Common Shares and associated write offs of deferred financing fees.

(2)	The unaudited pro forma capitalization at June 30, 2009 gives effect to the issuance of US$50,000,005 in Rights to Shareholders and the application of the proceeds therefrom as described under “Use of Proceeds” after deducting expenses related to the Rights Offering estimated at US$2.7 million, which are payable by the Company.

(3)	Assuming full subscription under the Rights Offering at a Subscription Price of US$0.52 per Subscription Receipt.

(4)	Assumes that the net proceeds of the Rights Offering have been used to repay a portion of the Term Loan but does not reflect the final terms of any new debt financing that will he entered into on satisfaction of the Release Condition. As the final terms of the new debt financing are not currently known, this number may not be reflective of the total indebtedness that will be outstanding on satisfaction of the Release Condition. The Company expects that the amounts of indebtedness outstanding under any new debt facility will increase from this level.
PRIOR SALES
     Other than pursuant to the Recapitalization, PERC has not issued any Common Shares in the 12-month period before the date of this Prospectus.
PRICE RANGE AND TRADING VOLUME
     Our Common Shares are listed for trading on the TSX under the trading symbol “PRI”. The Common Shares commenced trading on the TSX on August 26, 2009. The following table sets forth the high and low sale prices of the Common Shares and their monthly trading volumes as reported on the TSX for the periods indicated.

	High	Low	Volume
	Cdn$	Cdn$
2009
August 26-31	1.89	1.20	87,016
September	1.37	1.00	394,031
     On September 30, 2009, the closing price of the Common Shares on the TSX was Cdn$1.00 (US$0.93, based on the Noon Buying Rate on September 30, 2009).
     Prior to the Recapitalization, the EISs were listed and posted for trading on the TSX under the symbol “PRI.UN”. The following table shows the high and low sale prices of the EISs and their monthly trading volumes as reported on the TSX for the periods indicated:

	High	Low	Volume
	Cdn$	Cdn$
2008
September	6.29	4.84	915,583
October	5.25	3.53	1,034,046
November	4.50	2.28	2,287,847
December	2.85	1.83	1,961,604
2009
January	3.34	2.44	396,156
February	2.99	2.40	209,743
March	3.05	2.06	879,962
April	3.03	2.47	1,185,387
May	2.84	2.47	765,541

	High	Low	Volume
	Cdn$	Cdn$
June	2.75	0.97	2,195,983
July	1.45	1.00	789,119
August 1-25	1.40	1.12	406,731
PRINCIPAL HOLDERS OF SECURITIES
     As of the date of this Prospectus, to our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent of our issued Common Shares, except as follows:

	Number of Common Shares
	beneficially owned, or controlled or directed,	Approximate percentage
	directly or indirectly(1)	of total Common Shares
Cumberland Private Wealth Management Inc.	5,411,392	14.3%
Kingstown Capital Management LP (2)	3,966,134	10.4%
SOF Investments, L.P. (3)	5,031,682	13.3%

(1)	Based on information provided by the Shareholders identified above.

(2)	We have been advised by Kingstown Capital Management LP that it intends to exercise all Rights it is issued pursuant to the Basic Subscription Right.

(3)	SOF together with the West Face Entities are the Standby Purchasers. Pursuant to the Standby Agreement, the Standby Purchasers have severally agreed, subject to certain terms and conditions, to purchase the Subscription Receipts offered and not otherwise purchased pursuant to the Rights Offering. The West Face Entities, collectively, currently beneficially own or exercise control and direction over 2,580,015 Common Shares (representing approximately 6.8% of the outstanding Common Shares). If no other Shareholders exercise Rights and the Standby Purchasers acquire all of the Subscription Receipts issuable pursuant to the Rights Offering, following the completion of the Rights Offering and the exchange of Subscription Receipts into Common Shares, SOF will beneficially own or exercise control and direction over approximately 39.6% of the outstanding Common Shares and the West Face Entities, collectively, will beneficially own or exercise control and direction over 37.8% of the outstanding Common Shares (5.3% by West Face LP, 12.6% by West Face USA LP and 19.8% by West Face Master LP). See “Details of the Rights Offering — Standby Commitment”.
     The information as to the intentions of our insiders is not within our knowledge and has been furnished by the respective insiders. No assurance can be given by us that the respective insiders will subscribe for Subscription Receipts in the amounts set out above or at all.
PLAN OF DISTRIBUTION
     Each Shareholder on the Record Date will receive one Right for every Common Share held. Each Right entitles the holder thereof, subject to the limitations set out below, to subscribe for 2.532717 Subscription Receipts upon payment of the Subscription Price for each Subscription Receipt for which the holder is subscribing. Pursuant to the Standby Agreement, PERC and the Standby Purchasers agreed that the Subscription Price per Subscription Receipt would be equal to the lesser of (a) US$0.70; and (b) 0.50 multiplied by the volume-weighted average trading price of the Common Shares on the TSX for the 25 calendar days ending on the business day immediately preceding the date PERC filed the final prospectus in respect of the Rights Offering and converted to U.S. dollars based on the Noon Buying Rate on the business day immediately preceding the date PERC filed the final prospectus in respect of the Rights Offering, rounded down to the nearest U.S. cent.
     This Prospectus qualifies for distribution under applicable Canadian securities laws the Offered Securities in each of the provinces and territories of Canada. This Prospectus also covers the offer and sale of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts within the United States under the U.S. Securities Act. In the states of California, Ohio, and Utah, Rights may only be exercised by Eligible U.S. Institutions. Shareholders in the states of California, Ohio, and Utah who wish to determine if they are Eligible U.S. Institutions should contact PERC, Attention V. Michael Alverson, telephone 630-371-0639 or the Subscription Agent at 1-800-564-6253. Ineligible U.S. Holders will not be permitted to exercise their Rights but may transfer the Rights outside the United States in accordance with Regulation S under the U.S. Securities Act.
     The Offered Securities have not been qualified under the securities laws of any jurisdiction other than the Eligible Jurisdictions. Except as described herein, Rights may not be exercised by or on behalf of an Ineligible Holder or an Ineligible U.S. Holder. This Prospectus is not, and under no circumstances is to be construed as, an offering of any of the PERC Securities for sale in any Ineligible Jurisdiction or to Ineligible U.S. Holders or a solicitation therein or thereto of an offer to buy any securities. CDS Participants may not issue Rights to any Shareholder with an address of record in an Ineligible Jurisdiction. Instead, CDS Participants for Ineligible Holders must advise such Ineligible Holders that their Rights will be held by their CDS Participant, who will hold such Rights as agent for the benefit of such Ineligible Holders. See “Details of the Offering — Ineligible Holders”.
     The Rights will be listed and posted for trading on the TSX at the opening two business days before the Record Date and will remain posted until noon (Toronto time) on the Expiry Date. The TSX has conditionally approved the listing of the Subscription Receipts and the Common Shares issuable in exchange for the Subscription Receipts. Listing is subject to PERC fulfilling all of the listing requirements of the TSX, including, with respect to the listing of the Subscription Receipts, receipt of evidence of satisfactory distribution of the Subscription Receipts.
     There is no managing or soliciting dealer for the Rights Offering and the Company will not pay a fee of any kind for the solicitation of the exercise of Rights. For a description of the distribution of the Rights, see “Details of the Rights Offering”.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     In the opinion of Torys LLP, our counsel, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to holders of Rights acquired pursuant to this Prospectus, the Subscription Receipts acquired on the exercise of Rights and Common Shares acquired on the exchange of Subscription Receipts for Common Shares who, for the purposes of the Tax Act and at all relevant times, hold such Rights, Subscription Receipts and Common Shares as capital property, are not affiliated with us, and deal with us at arm’s length (“Holders”). A Right, Subscription Receipt or Common Share will generally be capital property to a Holder unless it is held in the course of carrying on a business of trading in or dealing in securities, or it has been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Holders whose Common Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.
     This summary does not apply to a Holder (i) that is a “financial institution” for purposes of section 142.2 of the Tax Act, (ii) that is a “specified financial institution” as defined for purposes of the Tax Act, (iii) to which the “functional currency” reporting rules in section 261 of the Tax Act apply, or (iv) an interest in which is a tax shelter investment for the purpose of the Tax Act. Such Holders should consult their own tax advisors.
     This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus, and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.
     This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Rights, Subscription Receipts or Common Shares.
     For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Rights, Subscription Receipts and Common Shares must be expressed in Canadian dollars (including adjusted cost base, proceeds of disposition and dividends). For purposes of the Tax Act, amounts denominated in a foreign currency generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Residents of Canada
     The following portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act, is or is deemed to be resident in Canada (a “Canadian Holder”).
Distribution of Rights
     A Canadian Holder who receives Rights pursuant to this Rights Offering will not be required to include the value of such Rights in computing the Canadian Holder’s income for purposes of the Tax Act.
Disposition of Rights
     A Canadian Holder who disposes of or is deemed to dispose of a Right (otherwise than by exercise of the Right) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Right exceed (or are exceeded by) the aggregate of the Canadian Holder’s adjusted cost base thereof and any reasonable costs of disposition. Rights received by a Canadian Holder pursuant to this Rights Offering will have an adjusted cost base of nil. The cost of Rights acquired by a Canadian Holder otherwise than pursuant to this Rights Offering will be averaged with the adjusted cost base of all other Rights held by that Canadian Holder as capital property at that time for the purposes of determining the adjusted cost base to that Canadian Holder of each Right so held. The tax treatment of any capital gain (or capital loss) realized on the disposition of a Right (otherwise than by the exercise of a Right) is the same as described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.
Exercise of Rights
     The exercise of a Right will not be a disposition for purposes of the Tax Act, with the result that no gain or loss will be realized by a Canadian Holder upon the exercise of a Right. The adjusted cost base, if any, of the Right so exercised will be added in computing the cost of the Subscription Receipts acquired upon the exercise of the Right.
Expiry of Rights
     The expiry of an unexercised Right will result in a capital loss to the Canadian Holder equal to the adjusted cost base, if any, of the Right immediately before its expiry. Any such capital loss will be subject to the treatment described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.
Subscription Receipts
     Subscription Receipts acquired by a Canadian Holder upon the exercise of a Right will have a cost equal to the aggregate of the Subscription Price paid for such Subscription Receipts and the adjusted cost base to such holder of the Right so exercised. Subscription Receipts otherwise purchased by a Canadian Holder will have a cost to the Canadian Holder equal to such purchase price, together with any reasonable acquisition costs. For the purposes of determining the adjusted cost base to a Canadian Holder of each Subscription Receipt acquired by such Canadian Holder, the cost of each Subscription Receipt must be averaged with the adjusted cost base to the Canadian Holder of all other Subscription Receipts held as capital property by the Canadian Holder at that time.
     A Canadian Holder who disposes of or is deemed to dispose of a Subscription Receipt (otherwise than by the exchange thereof for a Common Share) will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Subscription Receipt exceed (or are exceeded by) the aggregate of the Canadian Holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any capital gain (or capital loss) realized on the disposition of a Subscription Receipt (otherwise than by the exchange thereof for a Common Share) is the same as described below under “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Treatment of Capital Gains and Capital Losses”.
     No gain or loss will be realized by a Canadian Holder upon the exchange of a Subscription Receipt for a Common Share evidenced thereby. This opinion is based on the interpretation of counsel that a Subscription Receipt is an agreement to acquire a Common Share on the satisfaction of certain conditions. No advance income tax ruling from the CRA in respect of the Rights Offering has been sought, and counsel is not aware of any judicial consideration of this interpretation. The adjusted cost base of the

Subscription Receipt so exchanged will be added in computing the cost of the Common Share acquired upon the exchange of the Subscription Receipt.
Expiry of Subscription Receipts
     As described under “Details of the Rights Offering — Subscription Receipts”, if the Release Condition is not satisfied before the Return Date, the Subscription Receipts will automatically expire and be cancelled and the holders of Subscription Receipts will be entitled to receive the Subscription Price together with their pro rata entitlement to the interest earned on the Escrowed Funds. A Canadian Holder will be considered to have realized a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition realized on the expiration of the Subscription Receipts exceed (or are exceeded by) the aggregate of the Canadian Holder’s adjusted cost base of the Subscription Receipts and any reasonable costs of disposition. The Subscription Price paid to the Canadian Holder will constitute proceeds of disposition for this purpose.
Interest Earned on Escrowed Funds
     A Canadian Holder that is a corporation, partnership, trust unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing income for a taxation year any interest accrued or deemed to have accrued to the Canadian Holder on the Escrowed Funds to the end of the holder’s taxation year, or that is receivable or received by the Canadian Holder before the end of that taxation year, except to the extent that such interest was included in computing the Canadian Holder’s income for a preceding taxation year. Any other Canadian Holder will be required to include in income for a taxation year such interest as is received or receivable by the Canadian Holder in that taxation year, depending on the method regularly followed by the Canadian Holder in computing income, to the extent such interest was not included in computing the Canadian Holder’s income for a preceding taxation year. If the Release Condition is satisfied before the Return Date and Subscription Receipts are exchanged for Common Shares, the Subscription Price together with the Canadian Holder’s pro rata entitlement to interest earned on the Escrowed Funds will be paid to PERC and such amount will be added to the cost of the Canadian Holder’s Common Shares acquired on the exchange of the Subscription Receipts as described below. The Canadian Holder’s pro rata entitlement to interest earned on the Escrowed Funds that is paid to PERC is included in the Canadian Holder’s income as interest as described above.
Common Shares
     A Common Share acquired on the exchange of a Subscription Receipt will have a cost equal to the aggregate of the adjusted cost base to the Canadian Holder of the Subscription Receipt so exchanged and the applicable portion of the Canadian Holder’s pro rata entitlement to the interest earned on the Escrowed Funds that is paid to PERC.
     For the purposes of determining the adjusted cost base of each Common Share held by a Canadian Holder, the cost of a Common Share acquired on the exchange of a Subscription Receipt must be averaged with the cost of all other Common Shares held by that Canadian Holder as capital property at that time.
     Dividends received or deemed to be received on Common Shares by an individual will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. Dividends received by an individual may also give rise to alternative minimum tax.
     Dividends received or deemed to be received on Common Shares by a corporation will be included in computing the corporation’s income and will generally be deductible in computing the taxable income of the corporation. A corporation that is a private corporation or a subject corporation for purposes of the Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent such dividends are deductible in computing the corporation’s taxable income.
Disposition of Common Shares
     On a disposition or a deemed disposition of a Common Share (other than to PERC), a Canadian Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are exceeded by) the aggregate of the Canadian Holder’s adjusted cost base thereof and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below.

Treatment of Capital Gains and Capital Losses
     One-half of the amount of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year must be included in computing the Canadian Holder’s income in that year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year generally must be deducted from taxable capital gains realized by the Canadian Holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.
     The amount of any capital loss realized on the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares and where a trust is a member of a partnership or a partnership or trust is a beneficiary of a trust. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.
     A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.
Eligibility For Investment
     Provided that the Rights, Subscription Receipts and Common Shares are listed on a designated stock exchange under the Tax Act (which includes the TSX), the Rights, Subscription Receipts and Common Shares, if issued on the date hereof, would be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, deferred profit sharing plan and a tax-free savings account. The Rights, Subscription Receipts and Common Shares will not be a “prohibited investment” for a trust governed by a tax-free savings account provided that the holder of the tax-free savings account deals at arm’s length with PERC for purposes of the Tax Act and does not have a significant interest (within the meaning of the Tax Act) in PERC or in any person or partnership with which PERC does not deal at arm’s length for purposes of the Tax Act.
Non-Residents of Canada
     The following portion of the summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention) and does not use or hold, and is not deemed to use or hold Rights, Subscription Receipts or Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary, may apply to a non-resident insurer carrying on business in Canada and elsewhere.
     The issuance of Rights to a Non-Resident Holder will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the receipt of Rights.
     A Non-Resident Holder will not be subject to Canadian withholding tax and no other tax will be payable under the Tax Act by a Non-Resident Holder in respect of the Non-Resident Holder’s pro rata entitlement to interest earned on the Escrowed Funds. However, a Non-Resident Holder who, after the Return Date, transfers or assigns a Right or Subscription Receipt or their pro rata entitlement to interest earned on the Escrowed Funds to a resident of Canada with whom the Non-Resident Holder does not deal at arm’s length within the meaning of the Tax Act should consult their own tax advisor.
     A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition (including a disposition by a CDS Participant on behalf of Ineligible Holders) of Rights, Subscription Receipts or Common Shares unless the Rights, Subscription Receipts or Common Shares disposed of constitute “taxable Canadian property” of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. So long as the Common Shares are listed on a designated stock exchange under the Tax Act (which includes the TSX), the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the five-year period immediately preceding their disposition, the Non-Resident Holder, together with persons with whom such holder does not deal at arm’s length, owned 25% or more of the issued shares of any class or series of shares of the capital stock of PERC. Rights and

Subscription Receipts will generally not constitute taxable Canadian property of a Non-Resident Holder unless the Rights or Subscription Receipts are exercisable for or entitle the holder to receive 25% or more of any class or series of shares of the capital stock of PERC or unless, at any time during the five-year period immediately preceding their disposition, the Non-Resident Holder, together with persons with whom such holder does not deal at arm’s length, owned 25% or more of the issued shares of any class or series of shares of the capital stock of PERC. Dividends on Common Shares received by a Non-Resident Holder will be subject to a non-resident withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following is a summary of certain material U.S. federal income tax consequences generally applicable to a U.S. Holder (as defined herein) on the receipt, exercise, termination or disposition of Rights (which for purposes of this discussion, will include any Rights acquired pursuant to the Additional Subscription Privilege) or Subscription Receipts and the ownership and disposition of Common Shares. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final U.S. Treasury regulations under the Code, published administrative rulings and judicial decisions, all as in effect as of the date of this Prospectus and all of which are subject to change (possibly with retroactive effect) or to differing interpretations. This summary applies only to U.S. Holders that will hold Rights and/or Common Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of its particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax laws, including:
•	banks, insurance companies, trusts and other financial institutions;

•	tax-exempt organizations;

•	mutual funds;

•	persons that have a functional currency other than the U.S. dollar;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	dealers in securities or foreign currency;

•	expatriates and certain former citizens or long-term residents of the United States;

•	persons holding Rights and/or Common Shares as part of a hedging, straddle, constructive sale or conversion transaction or other integrated investment; or

•	persons that own, directly, indirectly or as a result of certain constructive ownership rules, stock of the Company representing 10% or more of the voting power of the Company.
     This summary does not discuss any U.S. state, local or non-U.S. tax considerations of the receipt, exercise, termination or disposition of Rights or Subscription Receipts or the ownership or disposition of Common Shares applicable to U.S. Holders. No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Rights Offering or the ownership and disposition of Common Shares. U.S. Holders should consult their tax advisors regarding the applicable U.S. federal, state, local and non-U.S. tax consequences of the receipt, exercise, termination or disposition of Rights or Subscription Receipts and the ownership and disposition of Common Shares.
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of Rights, Subscription Receipts and/or Common Shares that is a U.S. person. A U.S. person is:
•	an individual who is a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation, or entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its worldwide income; or

•	a trust if (i) a U.S. court is able to exercise supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.
     If a partnership holds Rights, Subscription Receipts and/or Common Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Rights, Subscription Receipts and/or Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences to them of the receipt, exercise, termination or disposition of Rights, or Subscription Receipts and the ownership and disposition of Common Shares.
     TO COMPLY WITH IRS CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN BY US TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE CODE; (B) ANY SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) A SHAREHOLDER SHOULD SEEK ADVICE BASED ON THE SHAREHOLDER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
Taxation of Rights
Receipt of Rights
     Under section 305 of the Code, a U.S. Holder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the value of such right. In particular, a U.S. Holder who receives a right to acquire common shares generally will be treated as having received a taxable dividend if such U.S. Holder’s proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For the purposes of the preceding sentence, the term “shareholder” includes holders of warrants, options and convertible securities. While the issue is not free from doubt, the Company believes that the distribution of the Rights should be treated as a non-taxable stock dividend under section 305(a) of the Code and the Company and its agents (including the depositary) intend to treat the distribution of the Rights consistent with this belief. The following discussion assumes that the Company’s position is respected, and that the U.S. Holder is not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, the Company’s position is not binding on the IRS and no assurance can be made that the IRS will not disagree with such position. If the Company’s position were finally determined by the IRS or a court to be incorrect, the fair market value of the Rights a U.S. Holder receives would be taxable to that U.S. Holder as a dividend in the manner described below under “Certain U.S. Federal Income Tax Considerations — Taxation of Common Shares — Distributions”. U.S. Holders are strongly urged to consult their tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.
Sale or Other Disposition of Rights
     Upon a sale or other disposition of a Right, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the Right. The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash a U.S. Holder receives in exchange for such Right. If the consideration a U.S. Holder receives for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment the U.S. Holder receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an “established securities market” and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.
     If the fair market value of the Rights on the date of their distribution equals or exceeds 15% of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, a U.S. Holder’s tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.

     If the fair market value of the Rights on the date of their distribution is less than 15% of the fair market value on such date of the Common Shares with respect to which the Rights are distributed, a U.S. Holder’s tax basis in such Rights will be zero and the U.S. Holder’s basis for the Common Shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing sentence, however, a U.S. Holder may affirmatively elect (in a statement attached to the U.S. Holder’s United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of the U.S. Holder’s basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights an investor receives pursuant to this Rights Offering.
     Subject to the passive foreign investment company rules discussed below, any gain or loss a U.S. Holder recognizes on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if the U.S. Holder’s holding period in the Right is deemed to be greater than one year. A U.S. Holder’s holding period in a Right will be deemed to have begun on the same date as that of the Common Share with respect to which the U.S. Holder received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.
     A U.S. Holder’s tax basis in any foreign currency the U.S. Holder receives on the sale or other disposition of a Right will be equal to the U.S. dollar amount that the U.S. Holder realized on the sale or disposition. Any gain or loss the U.S. Holder realizes on a subsequent conversion of foreign currency generally will be U.S. source ordinary income or loss.
Termination of Rights
     If a U.S. Holder allows a Right to expire without the Right being exercised, sold or exchanged by the U.S. Holder or on the U.S. Holder’s behalf, the Right should be deemed to have no tax basis and a U.S. Holder will not realize any loss upon the expiration of such Right.
Exercise of Rights
     The exercise of a Right by a U.S. Holder will not be a taxable transaction for United States federal income tax purposes. A U.S. Holder’s initial basis in a Subscription Receipt acquired upon exercise of a Right generally will be equal to the Subscription Price plus a U.S. Holder’s basis (if any) in the Right in U.S. dollars. The holding period for Subscription Receipts acquired on the exercise of a Right will begin on the date of exercise.
Taxation of Subscription Receipts
Expiration of Subscription Receipts
     In the event that the Release Condition is not satisfied before the Return Date and a U.S. Holder receives an amount equal to the price paid for a Subscription Receipt plus such U.S. Holder’s pro rata entitlement to interest earned on such amount, such U.S. Holder will recognize income in the amount of such U.S. Holder’s share of such earnings. Although the Company intends to take the position that the foregoing is the correct treatment of interest earned on the Escrowed Funds for United States federal income tax purposes, the treatment of such interest is subject to some uncertainty, and the IRS might assert that each U.S. Holder is subject to tax on such U.S. Holder’s share of the interest upon, or before, relinquishment of such U.S. Holder’s Subscription Receipts, even if Common Shares are received in exchange therefor.
Sale or Exchange of Subscription Receipts
     If a U.S. Holder sells or exchanges a Subscription Receipt, such U.S. Holder will be treated in a similar manner as discussed below under “Certain U.S. Federal Income Tax Considerations — Taxation of Common Shares — Sale, Exchange or Other Disposition” (except that ordinary income may arise with respect to such U.S. Holder’s share of interest earned on the Escrowed Funds).
Receipt of Common Shares
     The law is unclear as to whether a U.S. Holder recognizes gain or loss upon the receipt of Common Shares in exchange for Subscription Receipts and as to when a U.S. Holder’s holding period with respect to the Common Shares will commence. The holding period may commence as of the date of exercise of the Rights or, alternatively, it may commence on the day following the acquisition of such Common Shares. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of the receipt of Common Shares in exchange for Subscription Receipts.
Taxation of Common Shares
Distributions
     Subject to the passive foreign investment company rules discussed below, the gross amount of any cash distribution with respect to Common Shares, before reduction for Canadian withholding tax, will be taxable to a U.S. Holder of Common Shares as a dividend to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any cash distribution exceeds the Company’s current and accumulated earnings and profits, such distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Common Shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of the Common Shares). Any balance in excess of the adjusted basis will be subject to tax as capital gain.
     Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined that the Canada-United States Income Tax Convention of 1980, as amended (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. A qualified foreign corporation does not include a non-U.S. corporation that is a passive foreign investment company (“PFIC”) for the taxable year in which a dividend is paid or was a PFIC for the preceding taxable year. Dividends on the Common Shares should be eligible for this reduced rate of taxation as long as the Company is not a PFIC and is eligible for the benefits of the Treaty and certain holding period and other requirements are satisfied.
     Distributions will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the U.S. Holder. These distributions generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
     If the Company makes distributions on Common Shares in Canadian dollars, the U.S. dollar value of such distributions should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars are converted into U.S. dollars on the date of actual or constructive receipt of such distribution, a U.S. Holder’s tax basis in such Canadian dollars will be equal to their U.S. dollar value on that date and, as a result, the U.S. Holder generally will not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S.-source ordinary income or loss for U.S. foreign tax credit limitation purposes.
     A U.S. Holder may be entitled to claim a U.S. foreign tax credit for Canadian taxes that are withheld on distributions received by the U.S. Holder pursuant to applicable provisions of the Code and the Treaty. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, certain of which must be determined on an individual basis by each holder. Alternatively, a U.S. Holder may be entitled to claim a deduction for any such Canadian withholding tax. U.S. Holders should consult their tax advisors regarding the availability of a U.S. foreign tax credit or a deduction in their particular circumstances.
Sale, Exchange or Other Disposition
     Subject to the PFIC rules discussed below, upon the sale, exchange or other disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares. The capital gain or loss generally will be long- term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the Common Shares for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations
     Special U.S. federal income tax rules apply to a U.S. person that holds shares of a non-U.S. corporation that is or has been a PFIC at any time during which the U.S. person has held shares of such corporation. A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, either (i) at least 75% of its gross income is “passive” income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
     Based on the projected composition of the Company’s income and assets, the Company does not expect that it will be a PFIC for the current taxable year. This conclusion is based on certain facts and assumptions, and therefore may be subject to change. If the Company were to become a PFIC at any time during which a U.S. Holder held Common Shares, such U.S. Holder could be subject to special, adverse U.S. federal income tax rules (including increased tax liability and interest charges) on any gain realized on the sale or other disposition of Common Shares and on any “excess distribution” received. Under certain circumstances, a U.S. person may make certain elections to mitigate some of the tax consequences of holding shares of a PFIC. U.S. Holders should consult their tax advisors regarding possible classification of the Company as a PFIC and the adverse tax consequences, and any tax reporting requirements, that would result from such classification.
Information Reporting and Backup Withholding
     In general, unless a U.S. Holder belongs to a category of certain exempt recipients (such as corporations), information reporting requirements generally may apply to the payment of proceeds from the sale or other taxable disposition of Rights, Subscription Receipts or Common Shares that are effected through the U.S. office of a broker or the non-U.S. office of a broker that has certain connections with the United States. Such information reporting requirements also generally will apply to the payment of dividends on Common Shares. Backup withholding may apply to these payments if a U.S. Holder fails to provide a correct taxpayer identification number or certification of exempt status, fails to report in full dividend and interest income or, in certain circumstances, fails to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided the U.S. Holder furnishes the required information to the IRS in a timely manner.
RISK FACTORS
     An investment in Subscription Receipts or Common Shares is subject to a number of risks. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular the risk factors under the heading “Risk Factors” contained in the AIF and the Special Meeting Circular, both incorporated herein by reference, prior to exercising Rights to acquire Subscription Receipts. These risks include but are not limited to the following:
Risks Related to the Rights Offering
The Release Condition May Not be Satisfied
     The Subscription Receipts will not be exchanged for Common Shares unless the Release Condition is satisfied and the Release Certificate is delivered on or before the Return Date. The Release Condition requires that the Company obtain debt financing in an amount and on terms and conditions satisfactory to the Company and the Standby Purchasers, acting reasonably, which debt financing together with the net proceeds of the Rights Offering will be used to refinance the Term Loan. The Company does not currently have commitments to refinance the amounts that will come due under the Term Loan on February 24, 2010. Although the net proceeds of the Rights Offering are intended to be used to repay a portion of the Term Loan, there is a risk that the Company will not be able to secure sufficient debt financing to refinance the entire Term Loan prior to its extended maturity date, in which case the Release Condition will not be satisfied. If the Release Condition is not satisfied or the Release Certificate is not delivered on or before the Return Date, the Subscription Receipts will be cancelled and holders of Subscription Receipts will receive an amount equal to the Subscription Price for each Subscription Receipt held and their pro rata entitlement to interest earned on such amount.

Dilution
     If a Shareholder does not purchase Subscription Receipts pursuant to Rights issued to such Shareholder, the Shareholder’s current percentage ownership will be diluted by the issue of Common Shares upon exchange of the Subscription Receipts, including any issuance of Common Shares upon exchange of the Subscription Receipts acquired pursuant to the Standby Commitment.
     PERC currently has 37,964,706 Common Shares outstanding. As a result of the Rights Offering, PERC will issue US$50,000,005 of Subscription Receipts exchangeable for Common Shares. Given the Subscription Price of US$0.52, 96,153,855 additional Common Shares will be issued pursuant to the exchange of Subscription Receipts issued under the Rights Offering (including any Common Shares issued upon exchange of the Subscription Receipts acquired pursuant to the Standby Commitment).
Trading Market for Rights and Subscription Receipts
     There is currently no market through which the Rights or the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts acquired pursuant to the exercise of Rights or otherwise. There can be no assurance that an active trading market will develop in the Rights or the Subscription Receipts or, if developed, that such market will be sustained. To the extent an active trading market for the Rights or the Subscription Receipts does not develop, the pricing of the Rights and the Subscription Receipts in the secondary market, the transparency and availability of trading prices and liquidity of the Rights or the Subscription Receipts may be adversely affected.
Change of Control of PERC
     It is not expected that the exchange of the Subscription Receipts for Common Shares on the Closing Date will result in one person or two or more related persons acquiring beneficial ownership of or control or direction over 50% or more of the Common Shares (a “Change of Control”). However, it may be necessary in certain limited circumstances to undertake subsequent financing or other transactions in order to prevent the occurrence of a Change of Control following the Closing Date, and we may determine that it is not possible or practical, from a business perspective, to implement such transactions. If a Change of Control were to occur, including by the subsequent acquisition of additional Common Shares by Shareholders, there could be adverse consequences to the Company.
     SOF currently beneficially owns or exercises control and direction over approximately 13.3% of the outstanding Common Shares. The West Face Entities, collectively, currently beneficially own or exercise control and direction over approximately 6.8% of the outstanding Common Shares (1.1% held by West Face LP, 2.7% held by West Face USA LP and 3.0% held by West Face Master LP). If no other Shareholders exercise Rights and the Standby Purchasers acquire all of the Subscription Receipts issuable pursuant to the Rights Offering, following the exchange of the Subscription Receipts for Common Shares, SOF will beneficially own or exercise control and direction over approximately 39.6% of the outstanding Common Shares and the West Face Entities, collectively, will beneficially own or exercise control and direction over approximately 37.8% of the outstanding Common Shares (5.3% by West Face LP, 12.6% by West Face USA LP and 19.8% by West Face Master LP). As such, each of SOF and the West Face Entities, collectively, acting independently, would have significant influence in any matter coming before a vote of Shareholders. In some cases, the interests of SOF, the West Face Entities or any other Shareholder that acquires control following a Change of Control may not be aligned with, or may conflict with, the interests of other Shareholders, from time to time, in our business, operations and financial condition.
United States Federal Income Tax Consequences of an Ownership Change
     It is possible that the Company experienced an “ownership change” within the meaning of Section 382 of the Code as a result of the Recapitalization or that it will experience an ownership change as a result of an acquisition of Subscription Receipts pursuant to the Rights Offering or on an exchange of the Subscription Receipts for Common Shares. In any such case, the Company’s ability to use any net operating losses and other tax attributes that are attributable to periods prior to the ownership change to offset taxable income that is effectively connected with the conduct of a trade or business within the United States in taxable periods after the ownership change may be limited. As of December 31, 2008, the Company had net operating loss carryforwards of approximately US$58 million for U.S. federal income tax purposes. However, the Company expects to utilize a significant amount of such net operating loss carryforwards to offset the cancellation of debt income recognized by the Company in connection with the Recapitalization. Section 382 of the Code may also limit the Company’s ability to use “net unrealized built-in losses” (i.e., losses and deductions that have economically accrued but are unrecognized as of the date of the ownership change) to offset future taxable income. Very generally, an ownership change occurs if the percentage of shares of the Company owned, in the aggregate, by “5-

percent shareholders” (within the meaning of the Code and applicable Treasury Regulations) increases by more than 50 percentage points at any time during a three-year testing period.
Risks Related to the Business
We May be Unable to Refinance our Term Loan and Continue as a Going Concern
     The Company does not currently have sufficient cash on hand to pay the amounts that will come due under the Term Loan on February 24, 2010, nor does the Company have commitments to refinance the entire Term Loan. Although the net proceeds of the Rights Offering are intended to be used to repay a portion of the Term Loan, there is a risk that the Company will not be able to refinance the entire Term Loan prior to its extended maturity date. If the Company is not able to refinance the Term Loan in full or further extend the Term Loan on or prior to its new maturity date, there will be an event of default under the Term Loan and all amounts outstanding under the Term Loan will become due and payable. In such a case, the collateral agent will be entitled on behalf of the lenders to, among other things, sell the Company’s assets and apply the proceeds to repay the amounts outstanding under the Term Loan.
     The consolidated financial statements incorporated by reference in this Prospectus are presented on the assumption that we continue as a going concern in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that we will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If this assumption were not used, adjustments would have to be made to the carrying value of our assets and liabilities, reported revenues and expenses and balance sheet classifications. If we are unable to refinance the Term Loan, based on our current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months, there is significant doubt about the appropriateness of using the going concern assumption.
We May Only be Able to Refinance our Term Loan on Terms and Conditions That Could Adversely Impact the Business of PERC
     The Company is seeking to obtain new debt financing to refinance the Term Loan. The Company does not have commitments to refinance the entire Term Loan, and the terms of any refinancing are not yet known and will be dependent on market conditions. Any borrowings by the Company under any debt financing obtained in the future may increase the level of financial risk to PERC. To the extent that debt financing accrues interest at rates higher than under the Term Loan, is subject to additional fees or is subject to additional mandatory prepayments of principal, an increased amount of cash will be required to service interest and principal payments under the new debt financing and will be unavailable for operations. In addition, the amount of cash available for operations will vary from time to time if the interest rates are not fixed. The new debt financing may also include covenants, events of default and other terms that are more restrictive on the operations of PERC and its subsidiaries than the restrictions under the Term Loan.
If We Lose our Foreign Private Issuer Status, Our Ability to Access Capital Markets May be Limited
     Pursuant to the applicable SEC rules, a foreign issuer with more than 50% of outstanding voting securities directly or indirectly owned of record by residents of the United States that satisfies any of the following criteria is deemed not to qualify as “foreign private issuer” within the meaning of United States securities laws: (i) the majority of the executive officers or directors of the issuer are United States citizens or residents; (ii) more than 50% of the issuer’s assets are located in the United States; or (iii) the issuer’s business is administered principally in the United States. As we satisfy one or more of these criteria, if more than 50% of our outstanding voting securities are directly or indirectly owned of record (as determined under the relevant SEC rules) by residents of the United States, we will lose our foreign private issuer status.
     As part of the Rights Offering, Rights will be distributed in the United States. Exercises of those Rights for Subscription Receipts and exchange of the Subscription Receipts for Common Shares may increase the percentage of United States record holders of our Common Shares under the relevant SEC rules. Furthermore, SOF and West Face USA LP each have an obligation to purchase Subscription Receipts offered but not otherwise purchased pursuant to the Rights Offering. SOF and West Face USA LP are United States record holders and any acquisition by them of additional Common Shares pursuant to the exchange of Subscription Receipts acquired under the Standby Agreement will further increase the percentage of United States record holders of our Common Shares under the relevant SEC rules. As a result, we may no longer qualify as a foreign private issuer upon the exchange of Subscription Receipts for Common Shares or soon thereafter.

     If we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to United States companies, which could limit our ability to access the capital markets in the future. These additional requirements may also be inconsistent with, or directly contradict, the listing standards and Canadian rules that are applicable to us as a British Columbia corporation traded on the TSX.
     These risks, including those incorporated by reference, should be considered in the context of our business, which is described under “General Development of the Business” and “Description of the Business” in the AIF, which is incorporated by reference in this Prospectus.
     If any of the foregoing events, or any other risk factor events as described in the AIF or the Special Meeting Circular occur and affect us, the business, financial condition or results of operations of the combined business could suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.
LEGAL MATTERS
     Certain legal matters relating to the Rights Offering have been and will be passed upon on our behalf by Torys LLP. The Canadian tax opinion and the U.S. tax opinion contained herein have been provided by Torys LLP. As at the date hereof, partners and associates of Torys LLP, as a group, own less than 1% of the outstanding Common Shares.
     Mr. Lorie Waisberg, a director of the Company, was also a director of McWatters Mining Inc. from September 1997 to August 2004. McWatters Mining Inc. initiated insolvency proceedings in 2001 and in 2004. Canadian securities regulators issued cease trade orders by reason of McWatters Mining Inc.’s failure to file the required financial statements. The cease trade orders are no longer in effect. In addition, Mr. Waisberg was a director of FMF Capital Group Ltd. from March 2005 to May 18, 2007. Effective May 18, 2007, FMF Capital entered into a Trust Mortgage pursuant to which Amherst Partners, LLC, a Birmingham, Michigan company was appointed trustee to facilitate the preservation of value of FMF Capital’s assets and the greatest return to all creditors and parties in interest of FMF Capital.
AUDITORS, REGISTRAR AND TRANSFER AGENT AND TRUSTEE
     Our auditors are PricewaterhouseCoopers LLP, independent chartered accountants, at their principal office in Chicago, Illinois. PricewaterhouseCoopers LLP have prepared the audit report attached to the audited consolidated financial statements for our most recent year end.
     The registrar and transfer agent of the Common Shares and the Subscription Agent for the Rights is Computershare Investor Services Inc., at its principal office in Toronto, Ontario. The Trustee is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.
PURCHASERS’ STATUTORY RIGHTS
     Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.
     The foregoing remedy for rescission will be available to the original purchasers of Subscription Receipts under this Prospectus who receive Common Shares upon the exchange of Subscription Receipts as if the Common Shares were qualified for distribution under the Prospectus and issued on the closing of the Rights Offering to such purchasers. See “Details of the Rights Offering — Subscription Receipts”.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus will form a part: (i) our AIF; (ii) our audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2008 and 2007, together with management’s discussion and analysis for such audited consolidated financial statements; (iii) our unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 with comparatives and the notes thereto, together with management’s discussion and analysis for such interim consolidated financial statements; (iv) our management proxy circular dated April 6, 2009 prepared in connection with the annual meeting of Shareholders held on May 8, 2009; (v) the Special Meeting Circular; (vi) our material change report dated June 29, 2009 with respect to the Recapitalization; (vii) our material change report dated August 28, 2009 with respect to the amendment and extension of the Term Loan and the concurrent completion of the Recapitalization; (viii) the Standby Agreement between PERC and the Standby Purchasers dated September 23, 2009; (ix) Consent of Torys LLP; (x) Consent of PricewaterhouseCoopers LLP; and (xi) Power of Attorney.

AUDITORS’ CONSENT
     We have read the short form prospectus of Primary Energy Recycling Corporation (the “Company”) dated October 1, 2009 relating to the rights to subscribe for subscription receipts of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors and shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of operations and accumulated shareholders’ deficit and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated March 17, 2009.
PricewaterhouseCoopers LLP (signed)
October 1, 2009
Chicago, Illinois, USA

CERTIFICATE OF THE COMPANY
DATED: October 1, 2009
     This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) John D. Prunkl	(Signed) V. Michael Alverson
President and Chief Executive Officer	Vice President and Chief Financial Officer
On Behalf of the Board of Directors

(Signed) A. Michel Lavigne	(Signed) Celia M. Cuthbertson
Chair of the Board of Directors	Director

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
EXHIBITS.
The Exhibits to this Registration Statement are:

Exhibit
Number	Exhibit

23.1	Consent of Torys LLP

23.2	Consent of PricewaterhouseCoopers LLP

24.1	Power of Attorney (see page III-2 of this Registration Statement)

99.1	Primary Energy Recycling Corporation’s (“Primary”) annual information form for the fiscal period ended December 31, 2008, dated March 30, 2009

99.2	Primary’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2008 and 2007, together with management’s discussion and analysis for such audited consolidated financial statements

99.3	Primary’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 with comparatives and the notes thereto, together with management’s discussion and analysis for such interim consolidated financial statements

99.4	Primary’s management proxy circular dated April 6, 2009 prepared in connection with the annual meeting of Shareholders held on May 8, 2009

99.5	Primary’s management proxy circular dated June 29, 2009 prepared in connection with the special meeting of securityholders of Primary held on August 10, 2009 (originally scheduled to be held on July 30, 2009)

99.6	Primary’s material change report dated June 29, 2009 with respect to a proposed recapitalization of Primary

99.7	Primary’s material change report dated August 28, 2009 with respect to amendment and extension of its US$131 million term loan and the concurrent completion of the previously announced recapitalization of Primary

99.8	Standby Purchase Agreement among Primary, West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership, West Face Long Term Opportunities Master Fund L.P. and SOF Investments, L.P. dated as of September 23, 2009

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PART III
CONSENT TO SERVICE OF PROCESS
Not applicable.

III- 1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oak Brook, Illinois on the 1st day of October, 2009.

PRIMARY ENERGY RECYCLING CORPORATION
By:	/s/ John D. Prunkl
	Name:	John D. Prunkl
	Title:	President, Chief Executive Officer

POWER OF ATTORNEY
     The registrant and each person whose signature appears below constitutes and appoints John D. Prunkl as attorney-in-fact with full power of substitution to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the Securities and Exchange Commission.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John D. Prunkl	President, Chief Executive Officer and Director (Principal Executive Officer)	October 1, 2009
John D. Prunkl

/s/ V. Michael Alverson	Vice President and Chief Financial Officer of EPCOR USA Ventures LLC, external manager of Primary Energy Recycling Corporation (Principal Financial Officer)	October 1, 2009
V. Michael Alverson

/s/ Joseph C. Powell	Chief Accounting Officer of EPCOR USA Ventures LLC, external manager of Primary Energy Recycling Corporation (Principal Accounting Officer)	October 1, 2009
Joseph C. Powell

/s/ A. Michel Lavigne A. Michel Lavigne	Director	October 1, 2009

/s/ Celia M. Cuthbertson	Director	October 1, 2009
Celia M. Cuthbertson

/s/ Christopher H. Pickwoad Christopher H. Pickwoad	Director	October 1, 2009

/s/ Rodney Boulanger Rodney Boulanger	Director	October 1, 2009

/s/ Lorie Waisberg Lorie Waisberg	Director	October 1, 2009

III- 2

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933 as amended, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in Oak Brook, Illinois, on October 1, 2009.

PRIMARY ENERGY OPERATIONS LLC
By:	/s/ John D. Prunkl
	Name:	John D. Prunkl
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit
Number	Exhibit

23.1	Consent of Torys LLP

23.2	Consent of PricewaterhouseCoopers LLP

24.1	Power of Attorney (see page III-2 of this Registration Statement)

99.1	Primary Energy Recycling Corporation’s (“Primary”) annual information form for the fiscal period ended December 31, 2008, dated March 30, 2009

99.2	Primary’s audited consolidated financial statements, the notes thereto and the auditors report thereon for the years ended December 31, 2008 and 2007, together with management’s discussion and analysis for such audited consolidated financial statements

99.3	Primary’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2009 with comparatives and the notes thereto, together with management’s discussion and analysis for such interim consolidated financial statements

99.4	Primary’s management proxy circular dated April 6, 2009 prepared in connection with the annual meeting of Shareholders held on May 8, 2009

99.5	Primary’s management proxy circular dated June 29, 2009 prepared in connection with the special meeting of securityholders of Primary held on August 10, 2009 (originally scheduled to be held on July 30, 2009)

99.6	Primary’s material change report dated June 29, 2009 with respect to a proposed recapitalization of Primary

99.7	Primary’s material change report dated August 28, 2009 with respect to amendment and extension of its US$131 million term loan and the concurrent completion of the previously announced recapitalization of Primary

99.8	Standby Purchase Agreement among Primary, West Face Long Term Opportunities Limited Partnership, West Face Long Term Opportunities (USA) Limited Partnership, West Face Long Term Opportunities Master Fund L.P. and SOF Investments, L.P. dated as of September 23, 2009

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